Exhibit 99.1

Condensed Consolidated Financial Statements

of SEALSQ Corp

(unaudited)

As of June 30, 2026

1.	Condensed Consolidated Statements of Comprehensive Income / (Loss)	F-2
2.	Condensed Consolidated Balance Sheets	F-4
3.	Condensed Consolidated Statements of Changes in Shareholders’ Equity	F-6
4.	Condensed Consolidated Statements of Cash Flows	F-7
5.	Notes to the Condensed Consolidated Financial Statements	F-9

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

1. Condensed Consolidated Statements of Comprehensive Income / (Loss)

	Unaudited 6 months ended June 30,		Note
USD’000, except earnings per share	2026	2025	ref.

Net sales	11,151	4,825	33
Cost of sales	(5,486)	(2,956)
Depreciation of production assets	(257)	(243)
Gross profit	5,408	1,626

Other operating income	1,432	1,662	34
Research & development expenses	(8,718)	(4,724)
Selling & marketing expenses	(7,181)	(6,025)
General & administrative expenses	(23,103)	(13,776)
Total operating expenses	(37,570)	(22,863)
Operating loss	(32,162)	(21,237)

Non-operating income	9,735	2,814	36
Interest and amortization of debt discount	(1)	(88)
Non-operating expenses	(5,266)	(1,517)	37
Loss before income tax expense	(27,694)	(20,028)

Income tax income / (expense)	302	(2)
Equity in earnings of unconsolidated affiliates	(397)	-
Net loss	(27,789)	(20,030)

Net loss attributable to noncontrolling interests	(77)	-
Net loss attributable to SEALSQ Corp	(27,712)	(20,030)

Earnings per Ordinary Share (USD)			39
Earnings per Ordinary Share
Basic	(0.13)	(0.17)
Diluted	(0.13)	(0.17)

Earnings per Ordinary Share attributable to SEALSQ Corp
Basic	(0.13)	(0.17)
Diluted	(0.13)	(0.17)

Earnings per F Share (USD)			39
Earnings per F Share
Basic	(0.64)	(0.86)
Diluted	(0.64)	(0.86)

Earnings per F Share attributable to SEALSQ Corp
Basic	(0.64)	(0.86)
Diluted	(0.64)	(0.86)

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

	Unaudited 6 months ended June 30,		Note
USD’000	2026	2025	ref.

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	(614)	10
Unrealized gains on debt securities
Unrealized holding gains / (losses) arising during the period	(1)	23
Defined benefit pension plans:
Net gain arising during the period	138	75	30
Other comprehensive income / (loss)	(477)	108
Comprehensive loss	(28,266)	(19,922)

Other comprehensive loss attributable to noncontrolling interests	(93)	-
Other comprehensive income / (loss) attributable to SEALSQ Corp	(384)	108

Comprehensive loss attributable to noncontrolling interests	(170)	-
Comprehensive loss attributable to SEALSQ Corp	(28,096)	(19,922)

The accompanying notes are an integral part of these consolidated financial statements.

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

2. Condensed Consolidated Balance Sheets

USD’000, except par value	As of June 30, 2026 (unaudited)	As of December 31, 2025	Note ref.

ASSETS
Current assets
Cash and cash equivalents	479,797	417,657	9
Restricted cash, current	6,311	-	6
Accounts receivable, net of allowance for doubtful accounts	21,706	12,944	10
Inventories	2,101	2,012	11
Prepaid expenses	1,440	880
Investment, current	2,449	10,032	12
Government assistance	6,613	4,579	13
Other current assets	1,392	1,534	14
Total current assets	521,809	449,638

Noncurrent assets
Loans receivable, noncurrent	-	31
Deferred tax credits	4,479	2,295	15
Property, plant and equipment, net of accumulated depreciation	5,014	3,770	16
Intangible and crypto assets, net of accumulated amortization	30,405	20,953	17
Operating lease right-of-use assets	5,874	6,113	18
Finance lease right-of-use assets	87	126	18
Goodwill	11,695	5,656	19
Available-for-sale debt securities, noncurrent	128	129	20
Investments in unconsolidated affiliates	836	4,259	21
Investments in unconsolidated related party affiliates	9,617	9,958	22
Other investments	24,454	1,000	23
Other noncurrent assets	243	251	24
Total noncurrent assets	92,832	54,541
TOTAL ASSETS	614,641	504,179

LIABILITIES
Current Liabilities
Accounts payable	23,850	16,818	25
Notes payable	555	689	26
Deferred revenue, current	1,010	25
Current portion of obligations under operating lease liabilities	583	668
Current portion of obligations under finance lease liabilities	35	57
Income tax payable	-	3
Other current liabilities	10,126	9,988	27
Total current liabilities	36,159	28,248

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

USD’000, except par value	As of June 30, 2026 (unaudited)	As of December 31, 2025	Note ref.

Noncurrent liabilities
Bonds, mortgages and other long-term debt	696	989	28
Deferred Revenue	1,064	-
Operating lease liabilities, noncurrent	5,216	5,523
Finance lease liabilities, noncurrent	55	72
Deferred tax liability	5,805	4,367
Employee benefit plan obligation	2,630	2,162	30
Other noncurrent liabilities	877	1,310
Total noncurrent liabilities	16,343	14,423
TOTAL LIABILITIES	52,502	42,671

Commitments and contingent liabilities			31

SHAREHOLDERS’ EQUITY
Common stock - Ordinary shares	2,234	1,915	32
Par value - USD 0.01
Authorized - 500,000,000 and 500,000,000
Issued and outstanding - 223,430,764 and 191,525,129
Common stock - F shares	75	75	32
Par value - USD 0.05
Authorized - 10,000,000 and 10,000,000
Issued and outstanding - 1,499,800 and 1,499,800
Share subscription in progress
Additional paid-in capital	655,724	534,773
Accumulated other comprehensive income / (loss)	468	852
Accumulated deficit	(103,819)	(76,107)
Total shareholders’ equity attributable to SEALSQ Corp’s shareholders	554,682	461,508
Noncontrolling interest in consolidated subsidiaries	7,457	-
Total shareholders’ equity	562,139	461,508
TOTAL LIABILITIES AND EQUITY	614,641	504,179

The accompanying notes are an integral part of these consolidated financial statements.

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

3. Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Unaudited 6 months ended June 30,
	Number of common shares		Common share capital
USD’000 (except for share numbers)	Ordinary Shares	F Shares	Ordinary Shares	F Shares	Total share capital	Share subscription in progress	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income / (loss)	Total stockholders’ equity	Noncontrolling interests	Total equity (deficit)	Note ref.
As of December 31, 2024	100,039,519	1,499,700	1,000	75	1,075	-	116,568	(41,913)	758	76,488	-	76,488
Options exercised	1,231,981	100	12	-	12	1	(3,024)	-	-	(3,011)	-	(3,011)
Stock-based compensation	-	-	-	-	-	-	8,296	-	-	8,296	-	8,296
Securities Purchase Agreements	10,000,000	-	100	-	100	-	18,122	-	-	18,222	-	18,222
Warrant exercises	4,469,382	-	45	-	45	-	7,292	-	-	7,337	-	7,337
ATM	7,509,737	-	75	-	75	-	26,749	-	-	26,824	-	26,824
Investment in Wecan Group	481,110	-	5	-	5	-	1,922	-	-	1,927	-	1,927
Comprehensive income / (loss)	-	-	-	-	-	-	-	(20,030)	108	(19,922)	-	(19,922)
As of June 30, 2025	123,731,729	1,499,800	1,237	75	1,312	1	175,925	(61,943)	866	116,161	-	116,161
As of December 31, 2025	191,525,129	1,499,800	1,915	75	1,990	-	534,773	(76,107)	852	461,508	-	461,508
Options exercised and acquisition of common stock for tax withholding obligations	1,492,005	-	15	-	15	-	(303)	-	-	(288)	-	(288)	35
Stock-based compensation	-	-	-	-	-	-	5,508	-	-	5,508	-	5,508	35
Securities Purchase Agreements	22,913,630	-	229	-	229	-	115,820	-	-	116,049	-	116,049	32
Warrant exercises	7,500,000		75	-	75	-	(74)	-	-	1	-	1	32
Acquisition of Wecan Group	-	-	-	-	-	-	-	-	-	-	7,627	7,627	6
Net Income	-	-	-	-	-	-	-	(27,712)	-	(27,712)	(77)	(27,789)
Other Comprehensive income / (loss)	-	-	-	-	-	-	-	-	(384)	(384)	(93)	(477)
As of June 30, 2026	223,430,764	1,499,800	2,234	75	2,309	-	655,724	(103,819)	468	554,682	7,457	562,139

The accompanying notes are an integral part of these consolidated financial statements

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

4. Condensed Consolidated Statements of Cash Flows

	Unaudited 6 months ended June 30,
USD’000	2026	2025

Cash Flows from operating activities:
Net income / (loss)	(27,789)	(20,030)
Adjustments to reconcile net income to net cash provided by / (used in) operating activities:
Depreciation of property, plant & equipment	436	315
Amortization of finance lease right-of-use assets	37	-
Non-cash operating lease expense	-	21
Amortization of intangible assets	2,296	-
Impairment loss on crypto assets	323	-
Interest and amortization of debt discount	1	88
Loss on remeasurement of equity interest	320	-
Derecognition of WECAN tokens upon consolidation of Wecan	239	-
Stock-based compensation	3,970	9,935
Inventory valuation allowance	369	(14)
Loss from equity-method investments	397	-
Change in income tax receivable – withholding tax	(2,184)	(562)
Income tax recovery	(302)	-
Other non-cash expenses / (income)
Unrealized and non-cash foreign currency transactions	1,395	(335)
Changes in operating assets and liabilities, net of effects of businesses acquired / divested
Decrease (increase) in accounts receivables, net of balance owed to related parties and shareholders and their affiliates	(671)	1,068
Decrease (increase) in accounts receivable from shareholders and affiliates, excluding debt and interest on debt	(5,956)	(3,218)
Decrease (increase) in accounts receivable from to related parties, excluding debt and interest on debt	(2,053)	(688)
Decrease (increase) in inventories	(339)	(772)
Decrease (increase) in government assistance	(2,034)	98
Decrease (increase) in other current assets and prepaids, net	(32)	44
Decrease (increase) in other noncurrent assets	8	(8)
Increase (decrease) in accounts payable	7,068	1,950
Increase (decrease) in accounts payable owed to shareholders and affiliates, excluding debt and interest on debt	(331)	(750)
Increase (decrease) in accounts payable owed to related parties, excluding debt and interest on debt	124	150
Increase (decrease) in deferred revenue, current	679	10
Increase (decrease) in income tax payable	(3)	(1)
Increase (decrease) in other current liabilities, excluding stock-based compensation liability	(376)	(144)
Increase (decrease) in deferred revenue, noncurrent	1,064	-
Increase (decrease) in defined benefit pension liability	41	1,343
Increase (decrease) in interest on debt owed to related parties	5	(379)
Increase (decrease) in other noncurrent liabilities	(433)	-
Net cash used in operating activities	(23,731)	(11,879)

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

	Unaudited 6 months ended June 30,
USD’000	2026	2025

Cash Flows from investing activities:
Acquisition of property, plant and equipment	(1,518)	-
Acquisition of cryptocurrencies	-	(161)
Acquisition of investment in SAFE	(6,000)	(300)
Acquisition of investment in Quobly SAS	(17,454)	-
Acquisition of investment in Miraex	(640)	-
Acquisition of available-for-sale debt securities	-	(104)
Sale / (acquisition) of investment, current	7,583	-
Acquisition of a business, net of cash and cash equivalents acquired	(4,314)	-
Acquisition of unconsolidated affiliates and unconsolidated related party affiliates	-	(1,538)
Net cash used in investing activities	(22,343)	(2,103)

Cash Flows from financing activities:
Proceeds from options and warrants exercises	16	7,398
Proceeds from issuance of Common Stock	124,999	48,263
Common Stock issuance costs	(8,950)	(2,715)
Issuance of convertible loan	(650)
Repayment of indebtedness to related parties	-	(2,750)
Repayment of debt	(532)
Payments of debt issue costs	-	-
Acquisition of common stock for tax withholding obligations	(242)	-
Net cash provided by financing activities	114,641	50,196

Effect of exchange rate changes on cash and cash equivalents	(116)	101

Cash and cash equivalents
Net increase (decrease) during the period	68,451	36,315
Balance, beginning of period	417,657	84,624
Cash and cash equivalents balance, end of period	486,108	120,939

Reconciliation to balance sheet
Cash and cash equivalents	479,797	120,939
Restricted cash, current	6,311	-
Balance, end of period	486,108	120,939

Supplemental cash flow information for financing and investing activities
Cash paid for income taxes	-	-
Cash paid for interest, net of amounts capitalized	4	-
ROU assets obtained from operating lease	-	70
ROU assets obtained from finance lease	34	-
Shares withheld to satisfy tax obligations	242	3,035
Issuance of shares in relation to investments in unconsolidated affiliates	-	1,948

The accompanying notes are an integral part of these consolidated financial statements.

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

5. Notes to the Condensed Consolidated Financial Statements

Note 1. The SEALSQ Group

SEALSQ Corp, together with its consolidated subsidiaries (“SEALSQ” or the “Group” or the “SEALSQ Group”), was incorporated in April 2022 under the laws of the British Virgin Islands (“BVI”). The SEALSQ Group’s registered office is located in Tortola, BVI. The Group’s ordinary shares are listed on the Nasdaq Global Select Market under the ticker symbol “LAES” since May 23, 2023.

On January 1, 2023, the Group acquired 100% of the outstanding shares of SEALSQ France SAS (formerly WISeKey Semiconductors SAS) and its subsidiaries. Prior to this acquisition, the Group did not have any operations.

On August 4, 2025, SEALSQ acquired 100% of IC’Alps SAS, thereby broadening its services to Application-Specific Integrated Circuit (“ASIC”) design. On June 1, 2026, SEALSQ acquired 100% of Miraex SA (“Miraex”), a Swiss technology company focused on photonic integrated circuit technologies for quantum computing and quantum communications, and a controlling interest in the Wecan Group SA (“Wecan”), a Swiss company operating a blockchain-based digital infrastructure platform focused on secure, decentralized data exchange for the banking sector.

The Group operates in the semiconductor, quantum technology and cybersecurity industries. It designs and markets secure semiconductor products, including post-quantum secure elements, Trusted Platform Modules and custom ASICs, together with Public Key Infrastructure (“PKI”) and managed digital identity services, for applications spanning Internet of Things (“IoT”), industrial, government and digital-payment markets. The Group’s roadmap includes obtaining regulatory certifications for, and commercializing, its post-quantum secure semiconductor products. With its latest acquisitions, the Group aims to deploy secure quantum communication solutions.

Note 2. Future operations and going concern

The Group recorded a loss from operations in this reporting period and the accompanying condensed consolidated financial statements have been prepared assuming that the Group will continue as a going concern.

The Group incurred a net operating loss of USD 32.2 million in the six months ended June 30, 2026, and had positive working capital of USD 485.7 million as of June 30, 2026. Based on the Group’s cash projections up to September 30, 2027, SEALSQ has sufficient liquidity to fund operations. We note that, historically, the Group has been dependent on financing from its parent, WISeKey International Holding Ltd, or other investors to augment the operating cash flow to cover its cash requirements.

Based on the foregoing, Management believes it is correct to present these figures on a going concern basis.

Note 3. Basis of presentation

The condensed consolidated financial statements are prepared in accordance with the Generally Accepted Accounting Principles in the United States of America (“US GAAP”) as set forth in the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC). All amounts are in United States dollars (“USD”) unless otherwise stated.

These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Group’s annual financial statements for the year ended December 31, 2025, as filed in the 20-F on March 31, 2026.

The Group’s interim period results do not necessarily indicate the results that may be expected for any other interim period or for the full fiscal year. The significant accounting policies applied in the annual consolidated financial statements of the Group as of December 31, 2025, contained in the Group’s Annual Report have been applied consistently in these unaudited condensed consolidated financial statements.

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

It is management’s opinion that all adjustments necessary for a fair statement of the results for the interim periods have been made. These unaudited condensed consolidated financial statements include a description of the nature and amount of material adjustments other than normal recurring adjustments.

Acquisition of Miraex SA

On June 1, 2026, SEALSQ acquired 100% of the outstanding shares and voting rights of Miraex. The Group concluded that the acquired set did not meet the definition of a business under ASC 805 and accounted for the transaction as an asset acquisition under ASC 805-50. Miraex’ assets, liabilities and results of operations have been included in the Group’s condensed consolidated financial statements from June 1, 2026. See Note 7 for further information.

The acquisition supports SEALSQ’s development of secure quantum communication solutions.

Acquisition of Wecan Group SA

On June 1, 2026, SEALSQ acquired a 55.5% controlling interest in Wecan. The acquisition was accounted for as a business combination in accordance with ASC 805, with SEALSQ identified as the accounting acquirer. Wecan’s assets, liabilities and results of operations have been included in the Group’s condensed consolidated financial statements from June 1, 2026. See Note 6 for further information.

The acquisition enhances SEALSQ’s digital security and trusted data-exchange solutions for sensitive industries.

Additional paid-in capital

During our 2025 financial reporting process, we ascertained that, although SEALSQ is a BVI company with a direct listing on a U.S. stock exchange, its tax residency status means that it is liable for stamp duties in Switzerland for its share issues. This resulted in the Group not accruing for stamp duties on its share issues since inception, which affected SEALSQ’s equity presentation of capital increases in the financial statements ended June 30, 2024, and December 31, 2023. The error resulted in an overstatement of the capital increase impacts in additional paid-in capital and an understatement of other current liabilities. We assessed that there was not a substantial likelihood that the error would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available, and as such concluded that a “little r” restatement was required. In application of ASC 250, we corrected the error in the current year comparative financial statements by adjusting the prior period information.

The tables below show the effect of the adjustment of the prior period information on the Condensed Consolidated Statements of Comprehensive Income / (Loss), Condensed Consolidated Statements of Changes in Shareholders’ Equity and Condensed Consolidated Statements of Cash Flows. The related interest accrual in relation to the late payment in prior years was deemed immaterial and was not adjusted in retained earnings, instead, a total cumulated interest expense of $30,138 was recorded in the income statement in the six months ended June 30, 2025 ($4,884 arising in 2023, $14,563 in 2024 and $10,691 in the six months ended June 30, 2025).

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

Condensed Consolidated Statements of Comprehensive Income / (Loss)

	As reported in the financial statements ended June 30, 2025	As adjusted in the financial statements ended June 30, 2026
	6 months ended June 30,	6 months ended June 30,
USD’000	2025 (unaudited)	2025 (unaudited)

Non-operating expenses	(1,487)	(1,517)
Loss before income tax expense	(19,998)	(20,028)
Net loss	(20,000)	(20,030)
Comprehensive loss	(19,892)	(19,922)

Condensed Consolidated Statements of Changes in Shareholders’ Equity

	As reported in the financial statements ended June 30, 2025 (unaudited)			As adjusted in the financial statements ended June 30, 2026 (unaudited)
USD’000	Additional paid-in capital	Accumulated deficit	Total equity (deficit)	Additional paid-in capital	Accumulated deficit	Total equity (deficit)
As of December 31, 2024	117,944	(41,913)	77,864	116,568	(41,913)	76,488
Share Purchase Agreements (Anson SPA and L1 SPA)	18,325	-	18,426	18,122	-	18,223
Warrant exercises (Anson Warrants and L1 Warrants)	7,330	-	7,374	7,292	-	7,337
ATM	27,048	-	27,123	26,749	-	26,824
Investment in Wecan Group	1,944	-	1,949	1,922	-	1,927
Comprehensive income / (loss)		(20,000)		-	(20,030)	(19,922)
As of June 30, 2025	177,863	(61,913)	118,129	175,925	(61,943)	116,162

Condensed Consolidated Statements of Cash Flows

	As reported in the financial statements ended June 30, 2025	As adjusted in the financial statements ended June 30, 2026
	6 months ended June 30,	6 months ended June 30,
USD’000	2025 (unaudited)	2025 (unaudited)
Cash Flows from operating activities:
Net income / (loss)	(20,000)	(20,030)
Increase / (decrease) in other current liabilities, excluding stock-based compensation liability	(174)	(144)

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

Note 4. Summary of significant accounting policies

Asset Acquisition

The Group evaluates acquisitions under ASC 805 to determine whether the acquired set meets the definition of a business. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the acquired set is not considered a business.

Acquisitions that do not meet the definition of a business are accounted for as asset acquisitions under ASC 805-50. The cost of an asset acquisition includes the consideration transferred and direct transaction costs and is allocated to the assets acquired and liabilities assumed based on their relative fair values. No goodwill is recognized.

Investment in Equity Securities

Equity securities are any security representing an ownership interest in an entity or the right to acquire or dispose of an ownership interest in an entity at fixed or determinable prices, in accordance with ASC 321, i.e., investments that do not qualify for accounting as a derivative instrument, an investment in consolidated subsidiaries, or an investment accounted for under the equity method.

The Group accounts for these investments in equity securities at fair value at the reporting date, except for those investments without a readily determinable fair value where the Group has elected the measurement at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer, in line with ASC 321. Changes in fair value are accounted for in the income statement as a non-operating income/expense.

Segment Reporting

Our chief operating decision maker, who is also our Chief Executive Officer, regularly reviews information collated into two segments for purposes of allocating resources and assessing budgets and performance. We report our financial performance based on this segment structure described in Note 38.

Recent Accounting Pronouncements

Adoption of new FASB Accounting Standard in the current year – Prior-Year Financial Statements not restated:

As of January 1, 2026, the Group adopted Accounting Standards Update (ASU) 2024-04, Debt - Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarifies the accounting treatment for certain settlements of convertible debt instruments that do not occur under the instruments’ preexisting terms.

ASU 2024-04 introduces a “preexisting contract approach” to determine whether an inducement offer should be accounted for as an induced conversion. Under this approach, an inducement offer is considered to preserve the form and amount of consideration if it provides the debt holder with at least the same consideration as the original conversion terms of the instrument. The assessment is based on the terms as they existed one year before the offer acceptance date, especially if the instrument was modified within that period. Additionally, the standard clarifies that induced conversion accounting applies to convertible debt instruments within the scope of Subtopic 470-20 that are not currently convertible, provided the instrument contained a substantive conversion feature at both its issuance date and the inducement offer acceptance date. There was no impact on the Group’s results upon adoption of the standard.

As of January 1, 2026, the Group adopted Accounting Standards Update (ASU) 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides targeted simplifications to the current expected credit loss (CECL) model for certain short-term financial assets arising from revenue transactions.

ASU 2025-05 introduces a practical expedient that allows entities to assume that current economic conditions as of the balance-sheet date remain unchanged for the remaining life of certain current accounts receivable and current contract assets when estimating expected credit losses. This eliminates the need to develop forward-looking macroeconomic forecasts for these short-term assets, reducing complexity and documentation burden. The standard also includes related disclosure requirements for entities electing the practical expedient or subsequent collection approach. There was no impact on the Group’s results upon adoption of the standard.

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

New FASB Accounting Standard to be adopted in the future:

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which updates mandates that public business entities provide more detailed disclosures about specific expense categories in their financial statement notes, enhancing transparency for investors.

Summary: Entities are required to disaggregate certain expense captions presented on the income statement into the following natural expense categories, such as purchases of Inventory, Employee compensation, Depreciation and Intangible Asset Amortization. These disaggregated expenses must be presented in a tabular format within the notes to the financial statements for both annual and interim reporting periods. Additionally, entities are required to disclose the total amount of selling expenses and provide their definition.

Effective Date: ASU 2024-03 is effective for annual reporting periods for public business entities for fiscal years beginning after December 15, 2026, and for interim reporting periods within fiscal years beginning after December 15, 2027. Early adoption is permitted.

The Group expects to adopt the guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. This ASU makes targeted improvements to Subtopic 350-40 to increase the operability of the recognition guidance considering different methods of software development.

Summary: This update amends Subtopic 350-40 by removing references to prescriptive software development stages and introducing a principle-based approach for capitalizing costs. Under this approach, capitalization begins when management has authorized and committed to funding and it is probable that the project will be completed and used as intended. Additionally, the ASU introduces a framework for assessing significant development uncertainty, clarifies that specific asset disclosures apply to all capitalized internal-use software costs, and consolidates guidance for website development costs into Subtopic 350-40.

Effective Date: ASU 2025-06 is effective for all entities for fiscal years beginning after December 15, 2027. Early adoption is permitted.

The Group expects to adopt the guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow Scope Improvements. This update clarifies and refines the guidance in ASC 270 to improve how entities prepare and disclose interim financial statements and notes in accordance with U.S. GAAP.

Summary: The update specifies that ASC 270 applies to all entities that provide a complete set of interim financial statements with notes. It clarifies the form and content of interim financial statements and accompanying disclosures, including a consolidated list of disclosure requirements relevant for interim periods. The ASU also codifies a disclosure principle requiring entities to report material events or changes that occur after the most recent annual reporting period, such as significant changes in estimates, accounting policies, or contingencies. These amendments improve clarity, consistency, and ease of application but do not change the fundamental nature of interim reporting.

Effective Date: ASU 2025-11 is effective for public business entities for interim periods within annual periods beginning after December 15, 2027. Early adoption is permitted. The Group expects to adopt the guidance when effective. Management is assessing the impact of the aforementioned guidance on its interim financial statements but does not expect it to have a material impact.

In April 2026, the FASB issued ASU 2026-01, Equity (Topic 505): Initial Measurement of Paid-in-Kind Dividends on Equity-Classified Preferred Stock, which eliminates diversity in practice by providing explicit guidance for instruments that previously lacked specific treatment under U.S. GAAP.

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

Summary: The update clarifies that issuers must initially measure paid-in-kind (PIK) dividends on equity-classified preferred stock using the contractually stated dividend rate rather than the fair value of the underlying shares. It also establishes consistent presentation and disclosure requirements for the issuance of these shares.

Effective Date: ASU 2026-01 is effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group expects to adopt the guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

Note 5. Concentration of credit risks

Financial instruments subject to credit risk

Financial instruments that are potentially subject to credit risk consist primarily of cash and cash equivalents and trade accounts receivable. Our cash and cash equivalents is mostly held with one large financial institution. Management believes that the financial institution that holds most of our cash and cash equivalents is financially sound and, accordingly, is subject to minimal credit risk. However, to the extent that such deposits exceed the maximum insurance levels, they are uninsured.

Customer concentration

The Group sells to large, international customers and, as a result, may maintain individually significant trade accounts receivable balances with such customers during the year. We generally do not require collateral on trade accounts receivable.

Summarized below are the clients whose revenue was 10% or higher than the respective total consolidated net sales for the six months ended June 30, 2026 and 2025, and the clients whose trade accounts receivable balances were 10% or higher than the respective total consolidated trade accounts receivable balance as of June 30, 2026 and December 31, 2025. In addition, we note that some of our clients are contract manufacturers for the same companies; should these companies reduce their operations or change contract manufacturers, this would cause a decrease in our customer orders which would adversely affect our operating results.

Revenue concentration	Unaudited 6 months ended June 30,
(% of total net sales)	2026	2025
International computer and hardware manufacturer	15%	9%
International distributor of semiconductor, electronics	15%	9%

Receivables concentration	As of June 30, 2026 (unaudited)		As of December 31, 2025
(% of total accounts receivable and maximum amount of loss due to credit risk)%		USD’000%		USD’000
International computer and hardware manufacturer	17%	856	28%	1,196
International distributor of semiconductor, electronics	12%	617	3%	134
International cables designer and manufacturer	4%	223	11%	460

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

Note 6. Business Combination

On June 1, 2026 (the “Acquisition Date”), the Group obtained control of Wecan, a Swiss company operating a blockchain-based digital infrastructure platform focused on secure, decentralized data exchange. The acquisition expands the Group’s secure digital identity and blockchain capabilities and is expected to provide technology, commercial and operational synergies.

The Group initially acquired a 31.87% equity interest in Wecan on June 27, 2025, for total consideration of USD 3.5 million and accounted for the investment under the equity method. The carrying amount of the investment was USD 3.4 million as of December 31, 2025. Immediately before the Acquisition Date, the Group continued to own 31.87% of Wecan’s outstanding ordinary shares. Through subscriptions in Wecan capital increases of CHF 5 million (USD 6.4 million at historical rate), the Group increased its ownership to 55.52% of the outstanding ordinary shares (51.93% on a fully diluted basis) and obtained control.

The acquisition was accounted for as a business combination achieved in stages in accordance with ASC 805 with SEALSQ identified as the accounting acquirer. The assets, liabilities and results of Wecan have been included in the Group’s condensed consolidated financial statements from June 1, 2026.

The form of consideration for the newly acquired interest was cash subscribed through capital increase. The preliminary acquisition-date fair value attributable to the acquisition consisted of the following components:

USD’000
Fair value of previously held equity interest	3,097
Fair value of interest acquired through the June 2026 capital increase	6,423
Total consideration attributable to SEALSQ	9,520
Fair value of noncontrolling interests (“NCI”)	7,627
Aggregate acquisition-date fair value, including NCI	17,147

The amounts above are based on the implied Acquisition Date equity value derived from the June 2026 capital increase. The USD 6.4 million fair value of the newly acquired interest represents SEALSQ’s cash subscription in the capital increase at historical rate. The subscription cash was received by Wecan before the Acquisition Date and included in restricted cash in the Acquisition Date balance sheet, and it remained in restricted cash as of June 30,2026 when it was revalued. The acquired assets table below presents the gross acquisition-date balances recognized in consolidation. Noncontrolling interests were measured at fair value using the implied equity value and the applicable ownership percentage.

Immediately before the Acquisition Date, the Group remeasured its previously held equity interest in Wecan to its acquisition-date fair value of USD 3.1 million, resulting in a remeasurement loss of USD 320 thousand. Upon obtaining control, USD 51 thousand of accumulated other comprehensive income related to the previously held interest was reclassified to earnings, resulting in a net acquisition-date loss of USD 270 thousand. The remeasurement loss and related AOCI reclassification are presented in non-operating expense and non-operating income, respectively.

In connection with the acquisition, SEALSQ entered into a shareholders’ agreement that provides SEALSQ with an irrevocable call option to acquire all remaining shares of Wecan held by the noncontrolling shareholders. The option is exercisable solely at SEALSQ’s discretion beginning on the third anniversary of the Acquisition Date. The call option is an embedded feature of the noncontrolling interest and does not result in recognition of a separate derivative asset or liability or classification of the noncontrolling interest as redeemable equity.

The following table summarizes the preliminary allocation of the acquisition-date fair value as of June 1, 2026:

USD’000
Restricted cash	6,527
Technology	4,062
Trademarks	1,248
Cash and cash equivalents	455
Prepaid expenses and other current assets	286
Crypto assets	71
Accounts receivable	66
Total assets acquired, excluding goodwill	12,715
Deferred income tax liability	(770)
Other current liabilities	(398)
Deferred revenue	(309)
Employee benefit obligation	(295)
Accounts payable	(5)
Total liabilities assumed	(1,777)
Net identifiable assets acquired	10,938
Goodwill	6,209
Aggregate acquisition-date fair value, including NCI	17,147

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

The acquisition-date amounts recognized are provisional because the Group has not completed its assessment of certain acquired assets and liabilities, including the valuation of acquired intangible assets, deferred revenue, employee benefit obligations, and the related deferred tax effects. The Group expects to finalize these valuations and the resulting goodwill within the measurement period, which will not exceed one year from the Acquisition Date. Measurement-period adjustments, if any, will be recognized retrospectively as of the Acquisition Date, with corresponding revisions to comparative information, as applicable.

Goodwill represents the excess of the aggregate acquisition-date fair value over the fair value of identifiable assets acquired and liabilities assumed. Goodwill is primarily attributable to the expected benefits from Wecan’s assembled workforce, future technology development, commercial expansion and other synergies that do not qualify for separate recognition as identifiable intangible assets. Goodwill has been allocated provisionally to the reporting unit included within the Group’s non-reportable segment. Goodwill is recorded in Wecan’s functional currency (CHF), is translated into USD at each reporting date in accordance with ASC 830.

Goodwill is not amortized and is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that it may be impaired, in accordance with ASC 350. No impairment indicators were identified as of June 30, 2026. Goodwill is not expected to be deductible for income tax purposes.

The acquired technology and trademarks are being amortized on a straight-line basis over preliminary estimated useful lives of 15 years. The weighted-average useful life of the acquired identifiable intangible assets is approximately 15 years.

USD’000
Technology	4,062
Trademarks	1,248
Acquired identifiable intangible assets	5,310

For the period from June 1, 2026, through June 30, 2026, Wecan contributed revenue of USD 24,333 and net loss of USD 148,543 to the Group’s condensed consolidated results.

Supplemental Pro Forma Information (Unaudited)

The following unaudited pro forma consolidated financial information presents the combined results of SEALSQ and Wecan as if the acquisition had occurred on January 1, 2025:

	6 months ended June 30,
USD’000	2026	2025
Revenue	11,487	5,453
Net income (loss)	(28,209)	(21,300)

The unaudited pro forma financial information includes adjustments to reflect incremental amortization of acquired identifiable intangible assets, related income tax effects, the acquisition-date remeasurement of the previously held equity interest, acquisition-related transaction costs and elimination of intercompany transactions. The pro forma financial information does not reflect potential synergies or integration costs and is not necessarily indicative of the results that would have occurred or of future results.

Note 7. Asset acquisition

On June 1, 2026, SEALSQ Corp acquired 100% of the outstanding shares of Miraex SA, a Swiss technology company focused on photonic integrated circuit technologies for quantum computing and quantum communications.

The Group evaluated the acquisition under ASC 805, Business Combinations, and elected to apply the optional concentration test. Approximately 92.9% of the fair value of the gross assets acquired was concentrated in Miraex’ proprietary Thin Film Lithium Tantalate photonic integrated circuit technology. Accordingly, substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable asset or group of similar identifiable assets, the acquired set did not meet the definition of a business, and the transaction was accounted for as an asset acquisition in line with ASC 805.

The total acquisition cost was USD 5.8 million (CHF 4.6 million) and consisted of the following components:

USD’000
Base purchase price	5,046
Amounts paid to third-party convertible-loan holders	724
Direct transaction costs	75
Total acquisition cost paid in cash	5,845

Direct transaction costs were capitalized as part of the cost of the asset acquisition. The Group’s CHF 0.5 million pre-closing convertible loan entered into on March 24, 2026, with Miraex, which was applied toward SEALSQ’s capital subscription at closing but was not included in the above base purchase price, and a separate CHF 0.5 million capital contribution to fund Miraex’ operations and development were accounted for as separate shareholder capital transactions and were not included in acquisition cost.

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

The following table summarizes the allocation of acquisition cost as of June 1, 2026:

USD’000
Acquired technology	7,524
Property, plant and equipment	261
Cash and cash equivalents	254
Inventory	118
Other receivables	81
Other assets	56
Total assets acquired	8,294
Deferred income tax liability	(1,128)
Financial liabilities	(765)
Pension liabilities	(270)
Accounts payable	(161)
Other liabilities	(125)
Total liabilities assumed	(2,449)
Net assets acquired / total acquisition cost	5,845

The acquisition cost was allocated to the assets acquired and liabilities assumed based on their relative fair values, subject to the requirements of other applicable US GAAP. The principal asset recognized was acquired technology with an initial carrying amount of USD 7.5 million (CHF 5.9 million). A deferred income tax liability of USD 1.1 million (CHF 0.9 million) was recognized in connection with the acquired technology. Because the transaction was accounted for as an asset acquisition, no goodwill was recognized.

The acquired technology is being amortized on a straight-line basis over its estimated useful life of 14.6 years. Amortization commenced on June 1, 2026.

Note 8. Fair value measurements

ASC 820 establishes a three-tier fair value hierarchy for measuring financial instruments, which prioritizes the inputs used in measuring fair value. These tiers include:

●	Level 1, defined as observable inputs such as quoted prices in active markets;

●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

	As of June 30, 2026		As of December 31, 2025		Fair
USD’000	Carrying amount	Fair value	Carrying amount	Fair value	value level	Note ref.
Recurring fair value measurements
Available-for-sale debt securities, noncurrent	128	128	129	129	3	20
Investment, current	2,449	2,449	10,032	10,032	2	12

In addition to the methods and assumptions we use to record the fair value of financial instruments as discussed in the Fair Value Measurements section above, we used the following methods and assumptions to estimate the fair value of our financial instruments:

-	Available-for-sale debt securities, noncurrent - fair value remeasured as of reporting period, based on information available.

-	Investment, current – consists of a managed investment account held with UBS Switzerland AG. Although the account is made up of a diversified, actively managed portfolio, including publicly traded equity securities, investment funds and exchange-traded funds, fixed-income instruments, structured products, and fiduciary call deposits and short-term cash balances, with fair value levels ranging from Level 1 to Level 3, fair value is remeasured as of reporting period, based on the statement of assets made available by UBS at the reporting date, which falls under Level 2.

The carrying amounts of accounts receivable, accounts payable, notes payable, and indebtedness to related parties approximate their fair values due to the short-term nature of these instruments. The carrying amount of bonds, mortgages and other long-term debt approximates fair value as the underlying interest rates are consistent with current market rates. These financial instruments are not measured at fair value on a recurring or nonrecurring basis and are accordingly not included in the fair value hierarchy table above; the fair value information above is provided solely in accordance with ASC 825-10-50-10.

Investments in SAFEs and equity securities without a readily determinable fair value are accounted for under the measurement alternative in ASC 321 (cost minus impairment) and are therefore not fair value measurements; see Note 23 for the related carrying amounts and impairment assessment.

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

Note 9. Cash and cash equivalents

Cash consists of deposits held at major banks.

Note 10. Accounts receivable

The breakdown of the accounts receivable balance is detailed below:

USD’000	As of June 30, 2026 (unaudited)	As of December 31, 2025
Trade accounts receivable	5,333	4,649
Allowance for credit losses	(369)	(380)
Accounts receivable from shareholders	14,063	8,107
Accounts receivable from other related parties	2,610	549
Accounts receivable from underwriters, promoters, and employees	59	7
Other accounts receivable	10	12
Total accounts receivable, net of allowance for credit losses	21,706	12,944

As of June 30, 2026, accounts receivable from shareholders consisted of a receivable from WISeKey International Holding Ltd (“WISeKey”), which controls a majority of the Group’s voting rights as of June 30,2026, in relation to services provided by SEALSQ and pension liabilities due by WISeKey following a transfer of employees from WISeKey to SEALSQ.

Accounts receivable from other related parties consisted of balances due from WISeKey subsidiaries (WISeKey SA, SEALCOIN AG and WISeSat.Space AG) in relation to services provided by SEALSQ, pension liabilities due by WISeKey SA following employee transfers to SEALSQ, as well as receivables from Quantix Edge Security and Quobly. See Note 41 for details on related parties.

Note 11. Inventories

Inventories consisted of the following:

USD’000	As of June 30, 2026 (unaudited)	As of December 31, 2025
Raw materials	500	670
Work in progress	597	192
Finished goods	1,004	1,150
Total inventories	2,101	2,012

Note 12. Investment, current

Managed Investment Account

In November 2025, the Group entered into a discretionary asset management arrangement with UBS Switzerland AG (“UBS”) and opened an investment account under the UBS “Manage Premium” mandate (the “UBS Investment Account). Under the terms of the arrangement, UBS is authorized to manage the assets held in the UBS Investment Account on a discretionary basis within agreed investment parameters. The UBS Investment Account is maintained for investment purposes and not for day-to-day operating cash needs.

The UBS Investment Account consists of a diversified, actively managed portfolio, including publicly traded equity securities, investment funds and exchange-traded funds, fixed-income instruments, structured products, and fiduciary call deposits and short-term cash balances held to facilitate portfolio management.

The UBS Investment Account is classified as current investments and is measured at fair value at each reporting date. Changes in fair value, including unrealized gains and losses, are recognized in earnings. Fair value is determined based on UBS account statements reflecting observable market prices for the underlying investments.

Cash balances and call deposits held within the UBS Investment Account are not segregated or designated for operating use and are maintained as part of the overall investment strategy. Accordingly, such balances are not classified as cash or cash equivalents

Note 13. Government assistance

SEALSQ France SAS and IC’Alps SAS are eligible for research tax credits provided by the French government. As of June 30, 2026 and December 31, 2025, the receivable balances in respect of these research tax credits owed to the Group were respectively USD 6,613,247 and USD 4,578,813, each translated at the period-end exchange rate.

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

The credit is deductible from the entity’s income tax charge for the year or payable in cash the following year, whichever event occurs first. Refundable R&D tax credits are accounted for as government assistance in accordance with ASC 832 and are recognized in the consolidated financial statements consistent with the Group’s accounting policy.

In addition, the Companies are also entitled to receive other grants, including interest subvention—a government incentive that subsidizes or reduces the interest cost on eligible borrowings (see Note 28 for further details)—as well as reimbursements for certain expenses.

Note 14. Other current assets

Other current assets consisted of the following:

USD’000	As of June 30, 2026 (unaudited)	As of December 31, 2025
Value-Added Tax receivable	1,076	733
Advanced payment to suppliers	235	303
Deposits, current	32	5
Customer contract assets, current	-	451
Other current assets	49	42
Total other current assets	1,392	1,534

Note 15. Deferred tax credits

Most of our deferred tax credits balance relates to Swiss withholding tax charged on financial interest that is recoverable after the end of each tax year.

Note 16. Property, plant and equipment

Property, plant and equipment, net consisted of the following.

USD’000	As of June 30, 2026 (unaudited)	As of December 31, 2025
Machinery and equipment	15,711	14,554
Buildings and leasehold improvements	218	224
Office equipment and furniture	2,446	2,421
Computer equipment and licenses	1,220	698
Total property, plant and equipment, gross	19,595	17,897

Accumulated depreciation for:
Machinery and equipment	(11,599)	(11,284)
Buildings and leasehold improvements	(27)	(13)
Office equipment and furniture	(2,351)	(2,334)
Computer equipment and licenses	(604)	(496)
Total accumulated depreciation	(14,581)	(14,127)
Total property, plant and equipment, net	5,014	3,770
Depreciation charge for the 6 months ended June 30,	436	315

In the six months ended June 30, 2026, SEALSQ did not identify any events or changes in circumstances indicating that the carrying amount of any asset may not be recoverable. As a result, the Group did not record any impairment charge on property, plant and equipment in the six months ended June 30, 2026.

The useful economic life of property plant and equipment is as follows:

●	Machinery, equipment and production tools	5 to 10 years

●	Office equipment and furniture	2 to 5 years

●	Production masks	5 years

●	Probe cards	5 years

●	Licenses	3 years

●	Software	1 year

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

Note 17. Intangible and crypto assets

Intangible and crypto assets consisted of the following:

USD’000	As of June 30, 2026 (unaudited)	As of December 31, 2025
Crypto assets under the cost-less-impairment model:
WECAN tokens	-	500

Crypto assets and related balances:
USDC tokens and related market-maker receivable	82	-
Total crypto assets and related balances, net	82	500

Intangible assets subject to amortization:
Trademarks	1,912	676
Patents	2,282	2,281
License agreements	5,336	5,449
Customer relationships	12,730	13,127
Technology	12,908	-
Other intangibles	3,624	5,277
Total intangible assets, gross	38,874	27,310
Accumulated amortization for:
Trademarks	(82)	(31)
Patents	(2,281)	(2,281)
License agreements	(3,365)	(2,463)
Customer relationships	(614)	(288)
Technology	(219)	-
Other intangibles	(1,908)	(1,294)
Total accumulated amortization	(8,469)	(6,357)
Total intangible assets subject to amortization, net	30,323	20,453
Total intangible assets, net	30,405	20,953
Amortization charge for the 6 months ended June 30,	2,296	-

Management evaluated the acquired identifiable intangible assets and other long-lived assets under ASC 360 and concluded that the asset group was recoverable, and no impairment loss was required as of June 30, 2026.

At December 31, 2025, the Group held 195,788,312 WECAN utility tokens received through token purchase and service arrangements with Wecan. Because Wecan was a related party, the WECAN tokens were outside the scope of ASC 350-60 and were accounted for as indefinite-lived intangible assets under ASC 350-30 using a cost-less-impairment model.

Immediately prior to obtaining control of Wecan on June 1, 2026, the carrying amount of the WECAN tokens was USD 561,377. Based on observable market pricing at May 31, 2026, the Group recognized an impairment loss of USD 322,668, reducing the carrying amount to USD 238,709.Upon consolidation of Wecan on June 1, 2026, the remaining USD 238,709 carrying amount was derecognized because WECAN is issued by a consolidated subsidiary and no corresponding obligation was recognized within Wecan. Accordingly, the consolidated carrying amount of WECAN tokens was nil at June 30, 2026.

The Group continues to track the underlying WECAN token quantities notwithstanding the nil carrying amount at June 30, 2026. Any subsequent external transfer or disposal will be accounted for based on the terms and substance of the transaction.

At June 30, 2026, the Group held 65,412 USDC tokens through Wecan’s Uniswap liquidity arrangement. The USDC tokens were owned and withdrawable by Wecan and had a fair value of USD 65,412 at June 30, 2026. The remaining USD 16,214 included within crypto assets and related balances relates to a market-maker receivable.

As of June 30, 2026, a balance of USD 2,786,454 of license fees was outstanding in line with agreed payment terms, made up of USD 1,906,039 payable in the next 12 months recorded in accounts payable and USD 880,415 payable in long-term recorded in other noncurrent liabilities on the consolidated balance sheet.

The useful economic life of intangible assets is as follows:

●	Technology	15 years

●	Trademarks	9 to 15 years

●	Patents	5 to 10 years

●	License agreements	1 to 3 years

●	Customer relationships	19 years

●	Other intangibles	2 to 9 years

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

Future amortization charges are detailed below:

Future estimated aggregate amortization expense Year	USD’000
2026	2,647
2027	3,306
2028	2,053
2029	1,786
2030 and beyond	20,531
Total intangible assets subject to amortization, net	30,323

Note 18. Leases

The Group has historically entered into a number of lease arrangements under which it is the lessee. As of June 30, 2026, the SEALSQ Group holds six operating leases which relate to premises.

We do not sublease. All our operating leases include multiple optional renewal periods which are not reasonably certain to be exercised.

As of June 30, 2026, the Group holds five finance leases relating to IT equipment. During the six months ended June 30, 2026, the Group completed one sale and leaseback transaction relating to IT equipment. The transaction met the criteria for a sale under ASC 606, and, accordingly, the Group derecognized the assets sold and recognized a right-of-use asset and lease liability in accordance with ASC 842. The leaseback arrangements are classified as finance leases.

During the six months ended June 30, 2026 and 2025, we recognized rent expenses associated with our leases as follows:

	Unaudited 6 months ended June 30,
USD’000	2026	2025
Finance lease cost:
Amortization of right-of-use assets	37	-
Interest on lease liabilities	2	-

Operating lease cost:
Fixed rent expense	415	178
Variable lease cost	70	-
Short-term lease cost	-	-
Net lease cost	524	178
Lease cost - Cost of sales		-
Lease cost - General & administrative expenses	524	178
Net lease cost	524	178

In the six months ended June 30, 2026 and 2025, we had the following cash and non-cash activities associated with our leases:

	Unaudited 6 months ended June 30,
USD’000	2026 (unaudited)	2025
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	415	178
Financing cash flows from finance leases	39	-
Non-cash investing and financing activities:
Net lease cost	524	178
Additions to ROU assets obtained from:
New operating lease liabilities	-	70
New finance lease liabilities	39	-

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

The following table provides the details of right-of-use assets and lease liabilities as of June 30, 2026, and as of December 31, 2025:

USD’000	As of June 30, 2026 (unaudited)	As of December 31, 2025
Right-of-use assets:
Operating leases	5,874	6,113
Finance leases	87	126
Total right-of-use assets	5,961	6,239
Lease liabilities:
Operating leases	5,799	6,191
Finance leases	90	129
Total lease liabilities	5,889	6,320

As of June 30, 2026, future minimum annual lease payments were as follows.

Year (USD’000)	Operating	Finance	Total
2026	451	28	479
2027	873	52	925
2028	853	36	889
2029	853	9	862
2030 and beyond	3,586	10	3,596
Total future minimum operating and finance lease payments	6,616	135	6,751
Less effects of discounting	(817)	(45)	(862)
Lease liabilities recognized	5,799	90	5,889

As of June 30, 2026 the weighted-average remaining lease term was 7.50 years for operating leases and 2.90 years for finance leases.

As leases do not provide an implicit rate, we calculated an estimate rate based upon the estimated incremental borrowing rate of the Group. The weighted average discount rate associated with operating lease as of June 30, 2026 was 3.71%. The weighted average discount rate associated with finance lease as of June 30, 2026 was 2.92%.

Note 19. Goodwill

The Group performs its annual goodwill impairment test on October 1 of each year, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Under the quantitative test, the fair value of each reporting unit is compared with its carrying amount, including goodwill. If the carrying amount exceeds the reporting unit’s fair value, an impairment charge is recognized in an amount equal to the excess, limited to the total amount of goodwill allocated to that reporting unit.

On August 4, 2025, the Group acquired 100% of IC’Alps SAS. In connection with the acquisition, goodwill of EUR 4,815,338 was recognized as part of the purchase price allocation under ASC 805. On June 1, 2026, the Group acquired control of Wecan and goodwill of CHF 4,849,470 was recognized in connection with the acquisition, as further described in Note 6. Business Combinations.

In the ASIC segment, the goodwill relates to the acquisition of IC’Alps, which represents the reporting unit for purposes of goodwill impairment testing. During the six months ended June 30, 2026, management reviewed IC’Alps’ performance against budget as part of its interim goodwill impairment assessment. Based on this assessment, including current project activity and the longer-term business outlook, management concluded that a quantitative goodwill impairment test was not required, and no impairment loss was recognized as of June 30, 2026. The Group’s next annual goodwill impairment test will be performed as of October 1, 2026.

Goodwill arising from the Wecan acquisition is included within the Group’s non-reportable segment. Management evaluated whether any events or changes in circumstances through June 30, 2026, indicated that the goodwill may be impaired. No such indicators were identified, and no impairment loss was recognized as of June 30, 2026.

IC’Alps’ functional currency is the Euro (EUR) and Wecan’s functional currency is the Swiss Franc (CHF). Accordingly, goodwill recognized in connection with these acquisitions was recorded in the respective functional currencies and is translated into the Group’s reporting currency (USD) at each reporting date in accordance with ASC 830. Translation adjustments are recorded in accumulated other comprehensive income and do not impact net income.

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

USD’000	ASIC Segment	Non-reportable Segment	Total
Goodwill balance as of December 31, 2024	-		-
Goodwill acquired during the year	5,504	-	5,504
Currency translation adjustment	152	-	152
Impairment losses	-	-	-
As of December 31, 2025
Goodwill	5,504	-	5,504
Accumulated currency translation adjustment	152	-	152
Goodwill balance as of December 31, 2025	5,656	-	5,656
Goodwill acquired during the period	-	6,209	6,209
Currency translation adjustment	(170)	-	(170)
Impairment losses	-	-	-
As of June 30, 2026
Goodwill	5,504	6,209	11,713
Accumulated currency translation adjustment	(18)	-	(18)
Goodwill balance as of June 30, 2026	5,486	6,209	11,695

The assessment of goodwill impairment requires judgment, including the evaluation of qualitative factors such as operating performance, projected cash flows, industry and market conditions, and other relevant events and circumstances. Changes in these factors could result in future impairment charges.

Note 20. Available-for-sale debt securities, noncurrent

The following table summarizes the amortized cost, gross unrealized gains and losses, and fair value of our available-for-sale debt securities. Unrealized gains and losses are recorded in other comprehensive income under unrealized gain or loss on available-for-sale debt securities.

Type of security	Amortized cost USD’000	Unrealized gains USD’000	Unrealized losses USD’000	Fair value USD’000	Maturity
Convertible corporate bonds	129	-	1	128	1 to 5 years
Total	129	-	1	128

As of June 30,2026, the Group held one convertible corporate bond issued by ColibriTD, a French Quantum-as-a-Service (QaaS) company.

Note 21. Investments in unconsolidated affiliates

Quantix Edge Security S.L.

On September 11, 2025, SEALSQ made a EUR 0.75 million capital contribution to Quantix Edge Security S.L. (“Quantix”), a Spanish joint venture, and acquired a 5.0% ownership interest. SEALSQ determined that it does not control Quantix but has the ability to exercise significant influence. Accordingly, the investment is accounted for under the equity method of accounting. The investment was initially recorded at cost. No material basis differences requiring amortization were identified at the acquisition date.

Quantix was in a pre-operational stage as of June 30, 2026, and an equity method loss of USD 41,959 was recognized for the six months ended June 30, 2026. As of June 30, 2026, the carrying amount of the investment was USD 835,776 and no impairment indicators were identified.

Management evaluated the significance of Quantix under Rule 1-02(w) of Regulation S-X as of and for the six months ended June 30, 2026. None of the applicable thresholds exceeded 20%. Accordingly, summarized financial information is not required.

Note 22. Investments in unconsolidated related party affiliates

WISeSat.Space Corp

On November 6, 2025, the Group invested USD 10.0 million in WISeSat.Space Corp (“WISeSat Corp”) and acquired 870 shares, representing an 8.08% ownership interest; the remaining ownership interest is held by WISeKey. The Group determined that it does not control WISeSat Corp but has the ability to exercise significant influence. Accordingly, the investment is accounted for under the equity method. Because the Group and WISeSat Corp are under the common control of WISeKey, the investment is presented as an investment in an unconsolidated related-party affiliate. The investment was initially recorded at cost, and no material basis differences requiring amortization were identified.

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

For the six months ended June 30, 2026, the Group recognized an equity method loss of USD 340,817. As of June 30, 2026, the carrying amount of the investment was USD 9,617,266 and no impairment indicators were identified.

Management evaluated the significance of WISeSat Corp under Rule 1-02(w) of Regulation S-X as of and for the six months ended June 30, 2026. None of the applicable thresholds exceeded 20%. Accordingly, summarized financial information is not required.

Note 23. Other investments

Investment in SAFE

On December 4, 2025, February 16, 2026, and May 25, 2026, the Group entered into Simple Agreements for Future Equity (“SAFEs”, and individually, “SAFE”) with EeroQ Corporation (“EeroQ”), a privately held U.S.-based quantum computing company. The investments do not convey equity ownership, voting rights, or significant influence at inception.

The Group invested an aggregate of USD 7.0 million under the SAFEs, consisting of an initial investment of USD 1.0 million in December 2025, USD 1.0 million in February 2026, and a further investment of USD 5.0 million in May 2026.

The SAFEs provide the Group with contractual rights to receive equity interests or cash upon the occurrence of specified future events, including qualifying equity financing, liquidity events, or dissolution events.

The investments are measured at cost less impairment as they do not have a readily determinable fair value. The Group evaluates the investments for impairment and observable price changes in orderly transactions for identical or similar investments of the same issuer at each reporting date.

As of June 30, 2026, the carrying amount of the SAFE investments was USD 7.0 million. Management concluded that no impairment indicators or observable price changes requiring adjustment were identified during the period.

Investment in equity securities

On May 26, 2026, SEALSQ acquired 16,666 Series A preferred shares of Quobly SAS (“Quobly”), a French quantum computing company developing silicon-based quantum processors, together with attached anti-dilution warrants, for an aggregate consideration of EUR 14,999,400. The investment represents approximately 7.4% ownership of Quobly on a non-diluted basis and is accounted for as an investment in equity securities under ASC 321. As Quobly is a privately held company and the investment does not have a readily determinable fair value, the investment is measured using the measurement alternative and is recorded at cost, less impairment, and adjusted for observable price changes in orderly transactions for identical or similar investments of the same issuer.

As of June 30, 2026, the carrying amount of the investment was USD 17,453,872 (EUR 14,999,400) and management concluded that no impairment indicators or observable price changes requiring adjustment existed.

In connection with the investment, SEALSQ entered into a five-year Joint Cooperation Agreement with Quobly to provide EUR 5.0 million of future orders and annual prepayments of EUR 1.0 million. The initial prepayment for the first year was recognized under accounts receivable from other related parties and customer contract liability, current, as of June 30, 2026. Refer to Note 41 for the related-party disclosure.

Note 24. Other noncurrent assets

Other noncurrent assets consisted of noncurrent deposits. Deposits are primarily made up of rental deposits on the premises rented by the Group.

Note 25. Accounts payable

The accounts payable balance consisted of the following:

USD’000	As of June 30, 2026 (unaudited)	As of December 31, 2025
Trade creditors	5,437	4,893
Accounts payable to shareholders	1,232	1,563
Accounts payable to board members	5	632
Accounts payable to other related parties	740	617
Accounts payable to underwriters, promoters, and employees	11,252	2,856
Other accounts payable	5,184	6,257
Total accounts payable	23,850	16,818

As of June 30, 2026, accounts payable to Board Members are made up of a balance of USD 4,680 payable to John O’Hara in relation to a tax refund (see Note 41 for detail).

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

Accounts payable to other related parties are made up of the following (see Note 41 for detail):

-	a balance of USD 340,097 payable to WISeCoin AG in relation to accumulated interest on a loan repaid in 2025,

-	a balance of USD 256,178 payable to WISeKey SA in relation to recharge of employee costs,

-	a balance of USD 139,051 payable to related parties of Carlos Moreira in relation to accrued bonus and social charges thereon, and

-	a balance of USD 5,158 payable to Antoine Kohler, member of the board of the Wecan Group, in relation to his board fee.

Accounts payable to shareholders consist of short-term payables due to WISeKey International Holding Ltd in relation to interest owed on the recharge of management services (see Note 41).

Accounts payable to underwriters, promoters and employees consist primarily of payable balances to employees in relation to holidays, bonus and 13th month accruals across the Group.

Other accounts payable are mostly accruals of social charges in relation to the accrued liability to employees as well as accruals in relation to non-trade creditors such as various professional fees.

Note 26. Notes payable

As of June 30, 2026, notes payable consisted of short-term borrowings and the current portion of long-term borrowings. For further information regarding repayment terms and interest rates, refer to Note 28.

Note 27. Other current liabilities

Other current liabilities consisted of the following:

USD’000	As of June 30, 2026 (unaudited)	As of December 31, 2025
Customer contract liability, current	1,512	1,600
Supplier contract liability	328	-
Stamp duty liability	6,776	5,659
Other tax payable	1,323	1,191
Stock-based compensation liability, current	-	1,538
Other current liabilities	187	-
Total other current liabilities	10,126	9,988

Note 28. Bonds, mortgages and other long-term debt

Borrowings as of June 30, 2026, primarily relate to financing arrangements held by IC’Alps. The Group also assumed certain borrowings in connection with the acquisition of Miraex on June 1, 2026. Debt is classified as current or noncurrent based on the contractual terms of the respective arrangements and the Group’s right to defer settlement as of June 30, 2026. Interest expense is recognized using the effective interest method in accordance with ASC 835-30, as applicable.

Debt consisted of the following:

USD’000
Bpifrance Innovation R&D Loan	425
Bpifrance Innovation Loan	364
PGE loans (CIC, Bpifrance and BNP)	178
Recoverable advances – Bpifrance (Innovation and BELICIM)	175
Miraex borrowings	109
Total debt	1,251
Less: current portion	(555)
Noncurrent portion	696

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

The aggregate contractual principal maturities of debt as of June 30, 2026, are presented below. Amounts represent contractual principal repayments, translated using June 30, 2026, exchange rates, and exclude interest and unamortized discounts.

Year	USD’000
2026	378
2027	440
2028	285
2029	199
2030 and thereafter	28
Total contractual principal	1,330

Bpifrance Innovation – Research & Development Loan Agreement

On June 30, 2022, Bpifrance Financement granted IC’Alps an Innovation – Research & Development Loan in the amount of EUR 500,000 to support an R&D program focused on optimizing the energy consumption of integrated circuits. The loan is repayable in quarterly installments through March 31, 2030, and bears a fixed interest rate of 2.06% per annum. A processing fee was withheld from the proceeds at issuance. As the loan was granted at market terms and transaction costs were immaterial, interest expense is recognized at the stated contractual rate.

As of June 30, 2026, the carrying amount of the loan was EUR 372,940 (USD 424,835), of which EUR 98,260 (USD 111,933) was classified as current and EUR 274,680 (USD 312,903) was classified as noncurrent.

Bpifrance Innovation Loan

On June 30, 2022, Bpifrance Financement granted IC’Alps a business loan in the amount of EUR 500,000 to finance intangible expenditures related to the industrial and commercial launch of an innovation. The loan is repayable through June 30, 2029, and bears a fixed contractual interest rate of 4.29% per annum. A processing fee was withheld from the proceeds at issuance. The loan was initially measured at fair value, and interest expense is recognized subsequently using the effective interest method at an effective interest rate of 5.25% per annum.

As of June 30, 2026, the carrying amount of the loan was EUR 319,880 (USD 364,392), of which EUR 97,455 (USD 111,016) was classified as current and EUR 222,425 (USD 253,376) was classified as noncurrent.

PGE loan – CIC Lyonnaise de Banque

On May 12, 2020, CIC Lyonnaise de Banque granted IC’Alps a state-guaranteed cash-flow loan (“PGE”) in the amount of EUR 600,000 as part of the French government’s COVID-19 economic support measures. Following an amendment effective May 15, 2021, repayment was rescheduled over a 60-month period and interest accrues at a fixed rate of 0.70% per annum on the outstanding principal, together with guarantee fees. The facility was substantially repaid by June 30, 2026.

PGE Soutien Innovation loan – Bpifrance

On June 15, 2020, Bpifrance Financement granted IC’Alps a state-guaranteed cash-flow loan in the amount of EUR 600,000. Following an amendment effective June 15, 2021, principal and interest were rescheduled over 20 quarterly installments, and interest accrues at a fixed rate of 3.35% per annum. The facility was substantially repaid by June 30, 2026.

PGE loan – BNP Paribas

On June 14, 2022, BNP Paribas granted IC’Alps a state-guaranteed business loan in the amount of EUR 300,000. Following an amendment effective June 13, 2023, repayment of principal, interest and guarantee fees was rescheduled over a 60-month period, and interest accrues at a fixed rate of 3.75% per annum.

As of June 30, 2026, the aggregate carrying amount of the CIC, Bpifrance and BNP PGE loan population was EUR 156,585 (USD 178,374), of which EUR 75,940 (USD 86,507) was classified as current and EUR 80,645 (USD 91,867) was classified as noncurrent. The balance principally relates to the BNP Paribas facility.

Recoverable advance from Bpifrance (“Avance Innovation”)

On July 3, 2018, Bpifrance Financement granted IC’Alps an interest-free repayable advance (“Avance Innovation”) in the amount of EUR 652,000 to support the development of analog and digital components for ultrasonic solutions. The advance was disbursed in three installments and is repayable in 20 equal quarterly installments ending September 30, 2026. The advance was initially measured at fair value, and interest expense is recognized subsequently using the effective interest method at an effective interest rate of 4.18% per annum. The difference between the fair value at initial recognition and the proceeds received was recognized as deferred grant income and is recognized in income over the related period.

As of June 30, 2026, the carrying amount of the advance was EUR 30,922 (USD 35,225), all of which was classified as current.

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

BELICIM project – Bpifrance grant and recoverable advance agreement

On February 28, 2020, IC’Alps entered into a multi-party aid agreement with Bpifrance Financement under the PSPC-Régions Call for Projects (BELICIM). The aid available to IC’Alps was structured as a recoverable advance and a grant component. The recoverable advance is repayable in four annual installments commencing December 31, 2024, unless the project is declared a technico-economic failure. The advance was initially measured at fair value, and interest expense is recognized subsequently using the effective interest method at an effective interest rate of 0.94% per annum.

As of June 30, 2026, the carrying amount of the recoverable advance was EUR 122,492 (USD 139,537), of which EUR 80,491 (USD 91,692) was classified as current and EUR 42,000 (USD 47,845) was classified as noncurrent.

Miraex borrowings

In connection with the acquisition of Miraex SA on June 1, 2026, the Group assumed a CHF 50,000 loan from Bühler AG and an interest-free loan from the Foundation for Technological Innovation (“FIT”). The Bühler loan bears interest at 4% per annum and matures on December 31, 2026. The FIT loan was originally issued for CHF 100,000 and is measured at amortized cost using a 4% effective interest rate. The difference between the proceeds received and the initial fair value of the FIT loan was recognized as deferred grant income and is recognized in income over the financing period.

As of June 30, 2026, the aggregate carrying amount of the Miraex borrowings was CHF 87,824 (USD 108,719), consisting of CHF 50,000 related to the Bühler loan and CHF 37,824 related to the FIT loan. The full amount was classified as current at June 30, 2026.

Note 29. Indebtedness to related parties

On April 1 and October 1, 2019, the SEALSQ Group entered into loan agreements with WISeCoin AG, an affiliate of WISeKey, for, respectively. EUR 250,000 (the “WISeCoin Euro Loan”) and USD 2,750,000 (the “WISeCoin USD Loan”) (together, the “WISeCoin Loans”). The WISeCoin Loans bear interest at 3% per annum, amended to 2.5% on November 3, 2022, and have no maturity date.

On April 1, 2021, the Group entered into a Debt Remission Agreement (the “Debt Remission”) with WISeKey pursuant to which EUR 5 million (USD 5,871,714 at historical rate) of outstanding indebtedness was remitted without compensation. Under the terms of the Debt Remission, WISeKey retained the right to reinstate the debt and require repayment in fiscal years in which SEALSQ France SAS achieves positive income before income tax expense. Accordingly, the amount subject to the Debt Remission continued to be recognized as a noncurrent related-party liability and was revalued at each period end at the applicable closing rate. On December 20, 2023, WISeKey agreed to write off EUR 2 million (USD 2,191,282 at historical rate), leaving EUR 3 million (USD 3,105,300) outstanding.

In 2025, the Group repaid in full the outstanding EUR 3 million Debt Remission as well as the WISeCoin USD Loan principal in an amount of USD 2,750,000 and interest thereon of USD 403,420. The WISeCoin Euro Loan and interest thereon remained outstanding for a total amount of USD 305,700 as of December 31, 2025.

As of December 31, 2025, the Group owed WISeKey and its affiliates USD 2,180,054 in current payables corresponding to the WISeCoin Euro Loan, unpaid interest and management fees, and had a current receivable of USD 8,656,171 from WISeKey corresponding to management fees and advances.

As of June 30, 2026, the Group owed WISeKey and its affiliates USD 1,967,370 in current payables corresponding to the WISeCoin Euro Loan, unpaid interest and management fees. The WISeCoin Euro Loan and interest thereon remain outstanding and classified as current, for a total amount of USD 340,097 as of June 30, 2026.

As of June 30, 2026, the Group also had a current receivable of USD 16,672,411 from WISeKey and its affiliates corresponding to management fees and advances.

Note 30. Employee benefit plans

Defined benefit post-retirement plan

The Group maintains five pension plans: one maintained by each of SEALSQ Corp, Wecan and Miraex covering their employees in Switzerland, one maintained by SEALSQ France SAS and one maintained by IC’Alps SAS, both covering their employees in France.

All plans are considered defined benefit plans and accounted for in accordance with ASC 715 Compensation – Retirement Benefits. This model allocates pension costs over the service period of employees in the plan. The underlying principle is that employees render services ratably over this period, and therefore, the income statement effects of pensions should follow a similar pattern. ASC 715 requires recognition of the funded status or difference between the fair value of plan assets and the projected benefit obligations of the pension plan on the balance sheet, with a corresponding adjustment recorded in the net loss. If the projected benefit obligation exceeds the fair value of the plan assets, then that difference or unfunded status represents the pension liability.

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

The Group records net service cost as an operating expense and other components of defined benefit plans as a non-operating expense in the statement of comprehensive loss.

The liabilities and annual income or expense of the pension plan are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate and the long-term rate of asset return (based on the market-related value of assets). The fair value of plan assets is determined based on prevailing market prices.

The defined benefit pension plan maintained by SEALSQ France SAS and IC’Alps SAS, and their obligations to employees in terms of retirement benefits, is limited to a lump sum payment based on remuneration and length of service, determined for each employee. The plan is not funded, which means that there are no plan assets.

The pension liability calculated as of June 30, 2026 for SEALSQ Corp, SEALSQ France SAS and IC’Alps SAS is based on annual personnel costs and assumptions as of December 31, 2025. The pension liability calculated as of June 30, 2026 for Wecan and Miraex is based on annual personnel costs and assumptions as of May 31, 2026.

The expected future cash flows to be paid by the Group for employer contribution for the year ended December 31, 2026 are approximately USD 211,000.

Movement in Funded Status	6 months ended June 30,
USD’000	2026	2025
Net service cost	250	90
Interest cost / (credit)	74	41
Expected return on Assets	(152)	(85)
Amortization on net (gain) / loss	49	36
Amortization on prior service cost / (credit)	66	39
Foreign currency translation adjustments	3	-
Total net periodic benefit cost / (credit)	290	121
Employer contributions paid in the period	(211)	(96)
Total Cash flow	(211)	(96)

Note 31. Commitments and contingencies

Lease commitments

The future payments due under leases are shown in Note 18.

Warranties and indemnifications

The Group’s product and service sales agreements are evaluated under ASC 606 and ASC 460 to determine whether a warranty is an assurance-type warranty (accounted for under ASC 460) or a service-type warranty that represents a separate performance obligation under ASC 606. All of the warranties described below are assurance-type: none provide the customer with a service beyond assurance that the related product or service will perform in accordance with its agreed-upon specifications, and none give rise to a separate performance obligation.

Certain of the Group’s sales agreements also include provisions indemnifying customers against liabilities arising from an infringement of a third party’s intellectual property rights, or from a breach of confidentiality or service-level requirements. It is not possible to determine the maximum potential amount payable under these indemnification agreements, given the Group’s lack of history of indemnification claims and the unique facts and circumstances of each agreement. To date, the Group has not incurred any costs, and has not recognized any liability, related to these indemnification obligations.

The Group also provides assurance-type warranties on its ASIC products, with the warranty period and remedy varying by the stage of the product life cycle at which the circuit is delivered. During the development phase (prototypes and pre-series chips), the warranty period is three to six months from the date of delivery. Once a circuit has reached volume production (delivered as a processed, unpackaged semiconductor chip or as a processed wafer), the warranty period is 24 months from the date of delivery, and available remedies include replacement of the product, a credit note, or a rebate on the purchase price.

In both cases, the customer may request that the Group initiate a diagnostic process to assess a potential defect. If the process determines the circuit conforms to specifications — excluding third-party IP or sub-blocks, and except where the customer has modified the product — or if the customer cancels the process before completion, the customer bears the cost of that process. The cost of any redesign outside the scope of the warranty, or of support requested after the warranty period has expired, is chargeable to the customer at cost or at agreed rates. The warranty excludes damage not attributable to the Group, such as damage resulting from improper storage or use by the customer.

In accordance with ASC 460, the Group has classified all of the warranties described above as assurance-type warranties, because each covers only the relevant product’s or service’s compliance with its agreed-upon specifications. No liability has been recognized for potential warranty claims under any of these warranties, as the Group cannot reasonably estimate the likelihood or amount of future payments. It is not possible to determine the maximum potential amount under these indemnification agreements due to our lack of history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, we have not incurred any costs as a result of such indemnifications and have not accrued any liabilities related to such obligations in our consolidated financial statements.

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

Note 32. Stockholders’ equity

Stockholders’ equity consisted of the following:

	As of June 30, 2026				As of December 31, 2025
Share Capital	Ordinary Shares		F Shares		Ordinary Shares		F Shares
Par value per share	USD	0.01	USD	0.05	USD	0.01	USD	0.05
Share capital (in USD)		2,234,308		74,990		1,915,251		74,990

Total number of authorized shares		500,000,000		10,000,000		500,000,000		10,000,000
Total number of fully paid-in issued shares		223,430,764		1,499,800		191,525,129		1,499,800
Total number of fully paid-in outstanding shares		223,430,764		1,499,800		191,525,129		1,499,800
Total share capital (in USD)		2,309,298				1,990,241

Ordinary Shares

Each ordinary share confers upon the shareholder the following rights: the right to attend any meeting of shareholders; the right to one vote per ordinary share on any resolution of shareholders as against each other ordinary share but, as a class, the ordinary shares shall retain 50.01% of SEALSQ’s voting power; the right to an equal share in any dividend paid by the Company against each other ordinary share, which shall be one fifth of any amount paid by SEALSQ against each F share but shall not rank in preference or be subordinate to any other share; the right to an equal share in the distribution of the surplus assets of SEALSQ against each other ordinary share, which shall be one fifth of any amount paid by SEALSQ against each F share but shall not rank in preference to any other share; and such other rights and entitlements as may be specified in the articles of association.

F Shares

Each F share confers upon the shareholder the following rights: the right to attend any meeting of shareholders; a number of votes per F share, on any matter that is submitted to a vote of shareholders, that would cause the total votes of all F shares to equal 49.99% of the voting power of all shares (or, if the applicable voting standard is “a majority of the shares present in person or represented by proxy and entitled to vote on such matter”, 49.999999% of the voting power of shares present in person or represented by proxy and entitled to vote on such matter); the right to an equal share in any dividend paid by SEALSQ against each other F share, which shall be five times greater than any amount paid by SEALSQ against each ordinary share but which shall not rank in preference to any other share; and the right to an equal share in the distribution of the surplus assets of SEALSQ against each other F share, which shall be five times greater than any amount paid by SEALSQ against each ordinary share but which shall not rank in preference to any other share.

The F shares are subject to mandatory and automatic redemption, in the event of a change of control (being the acquisition by any person or entity, alone or jointly, of more than 50% of the voting rights of any F shareholder which is a corporate entity), as determined by SEALSQ’s board of directors, in exchange for the issuance of new ordinary shares at a ratio of five (5) ordinary shares for each one (1) F share redeemed. The F shares are non-transferable

Equity transactions

At-the-Market Facility

On May 19, 2025, SEALSQ entered into an at-the-market (“ATM”) equity offering program pursuant to which it may offer and sell ordinary shares having an aggregate offering price of up to USD 100 million from time to time through a designated sales agent.

During the six months ended June 30, 2026, the Group did not sell any ordinary shares under the ATM program. As of June 30, 2026, approximately USD 28.9 million remained available for future sales under the ATM facility.

Share Purchase Agreement with Several Institutional Investors signed in March 2026

On March 15, 2026, the Group entered into a Securities Purchase Agreement (the “March 2026 SPA”) with several institutional investors in connection with a registered direct offering led by Maxim Group LLC. Pursuant to the March 2026 SPA, the Group agreed to sell and issue 22,913,630 ordinary shares and pre-funded ordinary share purchase warrants to purchase up to 7,500,000 ordinary shares (the “Pre-funded Warrants”), together with Class E ordinary share purchase warrants to purchase up to 60,827,260 ordinary shares (the “Class E Warrants”), for aggregate gross proceeds of USD 124,999,269.

Each Pre-funded Warrant is exercisable for one ordinary share at an exercise price of USD 0.0001 per share and is immediately exercisable until exercised in full. The Class E Warrants are immediately exercisable, have an exercise price of USD 5.50 per ordinary share, and expire seven years from the date of issuance. Each Class E Warrant is exercisable for one ordinary share.

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

The ordinary shares, Pre-funded Warrants, and Class E Warrants issued in connection with the March 2026 SPA were assessed as equity instruments and recorded within stockholders’ equity in accordance with ASC 480 and ASC 815. The gross proceeds from the transaction were allocated among the ordinary shares and the Pre-Funded Warrants and Class E Warrants based on their relative fair values at the issuance date, with the amounts allocated to ordinary shares recorded in the Common stock - Ordinary shares at par value and the excess credited to APIC, and the amounts allocated to the Pre-Funded Warrants and Class E Warrants recorded in APIC. The fair value of the ordinary shares was determined based on the quoted market price on the issuance date and the fair value of the Pre-Funded Warrants and Class E Warrants was estimated using a Black-Scholes option pricing model.

Issuance costs directly attributable to the transaction of USD 7,775,329 were recorded as a reduction of stockholders’ equity and allocated to the ordinary shares and the Pre-Funded Warrants and Class E Warrants on the same relative fair value basis. All pre-funded warrants were exercised as of June 30, 2026, resulting in the issuance of 7,500,000 ordinary shares.

Note 33. Revenue

Nature of goods and services

The Group generates revenues from the sale of semiconductors secure chips and from Digital Certificates, Software as a Service, Software license and Post-Contract Customer Support (PCS) for cybersecurity applications. Products and services are sold principally separately but may also be sold in bundled packages.

The Group also generates revenues by delivering custom ASIC (Application-Specific Integrated Circuit) design and development services during the pre-production phase, and by supplying manufactured ASIC chips during the production phase. These services and products are typically contracted separately but may also be bundled across multiple phases of the ASIC lifecycle.

For bundled packages, the Group accounts for individual products and services separately if they are distinct – i.e. if a product or service is separately identified from other items in the bundled package and if a customer can benefit from it. The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. The stand-alone selling prices are determined based on the list prices when available or estimated based on the Adjusted Market Assessment approach (e.g. licenses), or the Expected Cost-Plus Margin approach (e.g., PCS).

The following is a description of the principal activities from which the Group generates its revenue across all reportable segments.

Product and services	Nature, timing of satisfaction of performance obligations and significant payment terms
Semiconductors secure chips

Although they may be sold in connection with other services of the Group, they always represent distinct performance obligations.

The Group recognizes revenue when a customer takes possession of the chips, which usually occurs when the goods are delivered. Customers typically pay once goods are delivered.

SaaS

The Group’s SaaS arrangements cover the provision of cloud-based certificates for authentication purposes such as Device Attestation Certificates (DACs) for MATTER Protocol, IoT Device-to-Cloud Authentication, or Device-to-Device Authentication. The Group recognizes revenue on a straight-line basis over the service period which is usually yearly renewable.

Where lifelong certificates are issued, the Group recognizes revenue when the certificate is delivered and usable by the customer.

Customers usually pay ahead of the service period; the paid amounts which have not yet been recognized as revenue are shown as deferred revenue on the balance sheet.

Software and INeS Certificate Management Platform

The Group provides software for certificates life-cycle management and signing and authentication solutions through its INeS Certificate Management Platform. The Group recognizes revenue when the software has been delivered or the platform has been set up, and PCS revenue over the service period which is usually one-year renewable.

Customers pay upon delivery of the software or over the PCS.

Implementation, integration and other services	The Group provides services to implement and integrate multi-element cybersecurity solutions. Most of the time the solution elements are off-the-shelve non-customized components which represent distinct performance obligations. Implementation and integration services are payable when rendered, while other revenue elements are payable and recognized as per their specific description in this section.

ASIC Design	The services provided are structured into Work Packages (WPs), each representing a separate performance obligation. These could include services associated with the specification/ pre-study, design, prototyping or industrialization. Revenue is recognized over time using the cost-incurred method, as customers control the asset during development and the Group has a right to payment for performance to date. Payments are made progressively based on milestones and deliverables.

ASIC Production	Each purchase order for ASIC chips represents a distinct performance obligation to provide the specified quantity and type of chips. Revenue is recognized at a point in time, specifically, when control of the chip transfers to the customer upon delivery. The Company acts as principal, managing the full production process including subcontractor coordination, quality assurance, and logistics. Customers typically pay once goods are delivered.

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

Disaggregation of revenue

The following table shows the Group’s revenues disaggregated by product or service type:

Disaggregation of revenue	Typical payment	At a point in time		Over time		Total
		Unaudited 6 months ended June 30,
USD’000		2026	2025	2026	2025	2026	2025
Semiconductors Segment
Secure chips	Upon delivery	8,436	4,710		-	8,436	4,710
Certificates	Upon issuance	140	108	27	7	167	115
Total Semiconductors Segment		8,576	4,818	27	7	8,603	4,825
ASIC Segment
ASIC Design	Milestone based	-	-	2,500	-	2,500	-
ASIC Production	Upon delivery	4	-	-	-	4	-
Total ASIC Segment		4	-	2,500	-	2,504	-
Total Non-reportable Segment		20	-	24	-	44	-
Total Revenue		8,600	4,818	2,551	7	11,151	4,825

For the six months ended June 30, 2026 and 2025, the Group recorded no revenues related to performance obligations satisfied in prior periods.

The following table shows the Group’s revenues disaggregated by geography, based on our customers’ billing addresses:

Net sales by region	Unaudited 6 months ended June 30,
USD’000	2026	2025
Semiconductors Segment
Europe, Middle East and Africa	1,768	852
North America	4,953	3,083
Asia Pacific	1,882	795
Latin America	-	95
Total Semiconductors Segment revenue	8,603	4,825
ASIC Segment
Europe, Middle East and Africa	1,893	-
North America	607	-
Asia Pacific	4	-
Total ASIC Segment revenue	2,504	-
Total Non-reportable Segment revenue	44	-
Total net sales	11,151	4,825

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

Contract assets, deferred revenue and contract liability

Our contract assets, deferred revenue and contract liability consist of:

USD’000	As of June 30, 2026 (unaudited)	As of December 31, 2025
Trade accounts receivable
Trade accounts receivable – Semiconductors Segment	3,518	3,283
Trade accounts receivable – ASIC Segment	1,405	986
Trade accounts receivable – Non reportable Segment	42
Total trade accounts receivable, net of allowance for credit losses	4,965	4,269
Contract assets – ASIC Segment	-	451
Total contract assets	-	451
Customer contract liabilities – Semiconductors Segment	1,184	4
Customer contract liabilities – ASIC Segment	328	1,596
Total customer contract liabilities - current	1,512	1,600
Deferred revenue
Deferred revenue – Semiconductors Segment	36	21
Deferred revenue – ASIC Segment	1,756	4
Deferred revenue – Non reportable Segment	281
Total deferred revenue	2,073	25
Revenue recognized in the period from amounts included in the deferred revenue at the beginning of the period	4	5

Increases or decreases in trade accounts receivable, contract assets, deferred revenue and contract liabilities are primarily due to normal timing differences between our performance and customer payments.

Remaining performance obligations

As of June 30, 2026, approximately USD 3,585,000 is expected to be recognized from remaining performance obligations for contracts. We expect to recognize revenue for these remaining performance obligations in 2026, 2027 and 2028 as detailed below.

USD’000	Total
2026	2,527
2027	230
2028	828
Total remaining performance obligation	3,585

Note 34. Other operating income

Other operating income relates to:

-	services provided to WISeKey in an amount of USD 1,326,386 (see Note 41 for detail), and

-	services provided to SEALCOIN AG in an amount of USD 105,909 (see Note 41 for detail).

Note 35. Stock-based compensation

Employee stock option plans

The F Share Option Plan (“FSOP”) and the Ordinary Share Option Plan (“OSOP”) were approved respectively on January 19, 2023, and September 15, 2023, by the Board of directors of SEALSQ.

Grants

In the six months ended June 30, 2026, the Group granted a total of 1,230,670 options exercisable in Ordinary Shares. Each option is exercisable into one Ordinary Share.

The options granted consisted of:

-	1,179,670 options with immediate vesting granted to employees and Board members, all of which had been exercised as of June 30, 2026.

-	45,000 options with immediate vesting granted to employees and Board members, which had not been exercised as of June 30, 2026.

-	6,000 options with immediate vesting granted to external advisors, which had not been exercised as of June 30, 2026.

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

The options granted were valued at grant date using the Black-Scholes model.

There was no grant of options on F Shares in the six months ended June 30, 2026.

Stock option charge to the income statement

The Group calculates the fair value of options granted by applying the Black-Scholes option pricing model, using the market price of an Ordinary Share of SEALSQ. Expected volatility is based on historical volatility of SEALSQ’s Ordinary Shares.

In the six months ended June 30, 2026, a total charge of USD 3,969,010 for options granted to Board members, employees and external advisors was recognized in the consolidated income statement calculated by applying the Black-Scholes model at grant, in relation to options.

An amount of USD 4,247,067 was in relation to equity classified options whilst the remaining USD (278,057) related to liability classified stock options.

The following assumptions were used to calculate the compensation expense and the calculated fair value of stock options granted:

Assumption	June 30, 2026	June 30, 2025
Dividend yield	None	None
Risk-free interest rate used (average)	1.00%	1.00%
Expected market price volatility	172.11% - 179.04%	175.40%
Average remaining expected life of stock options on F Shares (years)	-	-
Average remaining expected life of stock options on Ordinary Shares (years)	6.10	6.40

The following table illustrates the development of the Group’s non-vested options for the six months ended June 30, 2026 and for the year 2025.

	Options on Ordinary shares
Non-vested options	Number of shares under options	Weighted-average grant date fair value (USD)
Non-vested options as of December 31, 2024	-	-
Granted	3,042,652	2.94
Vested	3,041,165	2.93
Non-vested forfeited or cancelled	-	-
Non-vested options as of December 31, 2025	1,200	4.29
Granted	1,230,670	3.45
Vested	1,230,670	3.45
Non-vested forfeited or cancelled	-	-
Non-vested options as of June 30, 2026	1,200	4.29

Options on F shares
Non-vested options	Number of shares under options	Weighted-average grant date fair value (USD)
Non-vested options as of December 31, 2024	-	-
Granted	-	-
Vested	-	-
Non-vested forfeited or cancelled	-	-
Non-vested options as of December 31, 2025	-	-
Granted	-	-
Vested	-	-
Non-vested forfeited or cancelled	-	-
Non-vested options as of June 30, 2026	-	-

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

The following tables summarize the Group’s stock option activity for the six months ended June 30, 2026 and the year ended December 31, 2025.

Options on Ordinary shares	SEAL Ordinary Shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as of December 31, 2024	245,165	0.01	6.65	1,505,313
Of which vested	245,165	0.01	6.65	1,505,313
Granted	3,042,652	0.01	-	-
Exercised or converted	(2,647,019)	0.01	-	9,471,366
Forfeited or cancelled	(65,774)	0.01	-	-
Outstanding as of December 31, 2025	575,024	0.04	6.14	2,152,900
Of which vested	573,824	0.04	6.14	2,148,376
Granted	1,230,670	0.02	-	-
Exercised or converted	(1,588,536)	0.01	-	5,203,593
Forfeited or cancelled	(6,000)	2.50	-	-
Outstanding as of June 30, 2026	211,158	0.08	5.38	648,096
Of which vested	209,958	0.08	5.38	644,328

Options on F shares	F shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as of December 31, 2024	-	-	-	-
Of which vested	-	-	-	-
Granted	-	-	-	-
Exercised or converted	-	-	-	-
Outstanding as of December 31, 2025	-	-	-	-
Of which vested	-	-	-	-
Granted	-	-	-	-
Exercised or converted	-	-	-	-
Outstanding as of June 30, 2026	-	-	-	-
Of which vested	-	-	-	-

We note that 1,588,536 options on Ordinary Shares were exercised in the six months ended June 30, 2026 but SEALSQ withheld 96,531 Ordinary Shares as a means of meeting some grantees’ tax obligation in relation to their option exercise, which resulted in the creation and delivery of 1,492,005 Ordinary Shares.

Summary of stock-based compensation expenses

Stock-based compensation expenses	Unaudited 6 months ended June 30,
USD’000	2026	2025
In relation to the Ordinary Share Option Plan	3,970	9,935
In relation to the F Share Option Plan	-	-
Total	3,970	9,935

Stock-based compensation expenses are recorded under the following expense categories in the income statement.

Stock-based compensation expenses	Unaudited 6 months ended June 30,
USD’000	2026	2025
Research & development expenses	676	1,834
Selling & marketing expenses	502	3,134
General & administrative expenses	2,792	4,967
Total	3,970	9,935

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

Note 36. Non-operating income

Non-operating income consisted of the following:

	Unaudited 6 months ended June 30,
USD’000	2026	2025
Foreign exchange gain	2,535	1,203
Gain on remeasurement of previously held equity interest	51	-
Realized gains on Investment	755	-
Unrealized gains on Investment	73	-
Financial income	19	-
Interest income	6,240	1,611
Other	62	-
Total non-operating income	9,735	2,814

Note 37. Non-operating expenses

Non-operating expenses consisted of the following:

	Unaudited 6 months ended June 30,
USD’000	2026	2025
Foreign exchange losses	4,041	1,279
Impairment loss on crypto assets	323	-
Loss on remeasurement of previously held equity interest	320	-
Derecognition of WECAN tokens upon consolidation of Wecan	239	-
Unrealized loss on investment	91	-
Financial charges	189	198
Interest expense	14	40
Other components of defined benefit plans	25	-
Other	24	-
Total non-operating expenses	5,266	1,517

Note 38. Segment reporting

The Group has two operating and reportable segments that meet the criteria set forth in ASC 280-10-50: Semiconductors and ASIC.

Following the acquisition of IC’Alps on August 4, 2025, the Group updated its reportable segments to reflect changes in its internal management reporting structure. Prior to the acquisition of IC’Alps, the Group’s operations were primarily composed of the Semiconductors business and corporate activities. Corporate activities are now included within “Other profit or loss.” Prior period segment information has been recast to conform to the current year presentation.

The Group’s Chief Executive Officer, who is the Chief Operating Decision Maker, evaluates segment performance and allocates resources based on net sales, gross profit (where applicable), and operating income or loss. In making these decisions, the Chief Operating Decision Maker considers budgets, budget-to-actual variances, and key operating metrics, and allocates resources, including employees, property, plant and equipment, and financial resources, across the reportable segments.

Both the Semiconductors and ASIC reportable segments are strategic business units that offer distinct products and services and are managed separately because they require dedicated resources and targeted marketing strategies. The Semiconductors segment encompasses the design, manufacturing, sales and distribution of high-end, Common Criteria EAL5+ & FIPS 140-3-certified secure microprocessors. The ASIC segment’s operations include a complete offering for Application Specific Integrated Circuits (ASIC) and Systems on Chip (SoC) development from circuit specification, mastering design in-house, up to qualification and the management of the entire production supply chain. The ASIC reportable segment did not exist prior to August 4, 2025, when SEALSQ acquired IC’Alps.

The accounting policies of the segments are consistent with those described in the summary of significant accounting policies of the Group. Segment operating income includes directly attributable revenues and expenses. “Other segment items” include corporate expenses and other non-operating items that are not allocated to the reportable segments.

The Group accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

Unaudited 6 months ended June 30,	2026			2025
USD’000	Semiconductors	ASIC	Total	Semiconductors	ASIC	Total
Revenues from external customers	8,603	2,504	11,107	4,825	-	4,825
Intersegment revenues		1,302	1,302	-	-	-
	8,603	3,806	12,409	4,825	-	4,825

Reconciliation of revenue
Elimination of intersegment revenue		(1,302)	(1,302)			-
Other revenue[2]			44
Total consolidated revenue			11,151			4,825

Less:[1]
Cost of revenue	4,910	821	5,731	3,199	-	3,199
Segment gross profit	3,693	1,683	5,376	1,626	-	1,626

Less:[1]
Total operating expenses	11,113	6,612	17,725	7,328	-	7,328
Other segment items (gain) / loss	(129)	517	388	691	-	691
Segment profit / (loss) before income taxes	(7,291)	(5,446)	(12,737)	(6,393)	-	(6,393)

Reconciliation of profit or loss (segment profit/(loss))
Other profit or loss[2]			(14,895)			(13,635)
Elimination of intersegment profits			(62)			-
Income / (loss) before income taxes			(27,694)			(20,028)

Other segment disclosures
Interest revenue	-	-	-	7	-	7
Interest expense	358	35	393	7	-	7
Depreciation and amortization	421	2,238	2,659	313	-	313
Profit / (loss) from intersegment sales	-	62	62	-	-	-
Income tax recovery / (expense)	-	295	295	-	-	-
Segment assets	21,418	29,399	50,817	13,233		13,233

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker. Intersegment expenses are included within the amounts shown.

(2)	Profit or loss from segments below the quantitative thresholds are attributable to four operating segments that include the sales and distribution of semiconductors, and the newly acquired Wecan and Miraex. None of those segments has ever met any of the quantitative thresholds for determining reportable segments. It also includes the holding company SEALSQ Corp, that does not meet the definitions of a reportable segment.

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

Other segment items for each reportable segment are made up of non-operating expenses, including management expenses, foreign exchanges gains and losses, debt discount amortization and financing costs.

Asset reconciliation	Unaudited 6 months ended June 30,
USD’000	2026	2025
Total assets from reportable segments	50,817	13,233
Other assets[1]	654,619	162,549
Elimination of intersegment receivables	(45,798)	(14,430)
Elimination of intersegment investment and goodwill	(44,997)	(19,332)
Consolidated total assets	614,641	142,020

(1)	Assets from segments below the quantitative thresholds are attributable to operating activities including semiconductor sales and distribution, as well as the newly acquired Wecan and Miraex. None of these individual segments met the quantitative thresholds for reportable segments during the period. Most of Other assets refers to SEALSQ Corp, as the holding is currently excluded from the reportable segments and consists mostly of cash.

Revenue and property, plant and equipment by geography

The following tables summarize geographic information for net sales based on the billing address of the customer, and for property, plant and equipment.

Net sales by region	Unaudited 6 months ended June 30,
USD’000	2026	2025
North America	5,560	3,083
Europe, Middle East & Africa	3,705	852
Asia Pacific	1,886	795
Latin America	-	95
Total net sales	11,151	4,825

Property, plant and equipment, net of depreciation, by region USD’000	As of June 30, 2026 (unaudited)	As of December 31, 2025
Europe, Middle East & Africa	5,014	3,770
Total Property, plant and equipment, net of depreciation	5,014	3,770

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

Note 39. Earnings / (loss) per share

The computation of basic and diluted net earnings / (loss) per share for the Group is as follows:

	Unaudited 6 months ended June 30,
Earnings / (loss) per share	2026	2025
Net loss attributable to SEALSQ Corp (USD’000)	(27,712)	(20,030)
Effect of potentially dilutive instruments on net earnings (USD’000)	n/a	n/a
Net loss after effect of potentially dilutive instruments attributable to SEALSQ Corp (USD’000)	(27,712)	(20,030)

Ordinary Shares used in net earnings / (loss) per share computation:
Weighted average shares outstanding - basic	209,809,568	108,980,395
Effect of potentially dilutive equivalent shares	n/a	n/a
Weighted average shares outstanding - diluted	209,809,568	108,980,395

Net loss per Ordinary Share
Basic weighted average loss per share attributable to SEALSQ Corp (USD)	(0.13)	(0.17)
Diluted weighted average loss per share attributable to SEALSQ Corp (USD)	(0.13)	(0.17)

F Shares used in net earnings / (loss) per share computation:
Weighted average shares outstanding - basic	1,499,800	1,499,800
Effect of potentially dilutive equivalent shares	n/a	n/a
Weighted average shares outstanding - diluted	1,499,800	1,499,800

Net loss per F Share
Basic weighted average loss per share attributable to SEALSQ Corp (USD)	(0.64)	(0.86)
Diluted weighted average loss per share attributable to SEALSQ Corp (USD)	(0.64)	(0.86)

Note 40. Legal proceedings

We are currently not party to any legal proceedings and claims that are not provided for in our financial statements.

Note 41. Related parties disclosure

Subsidiaries

As of June 30, 2026, the condensed consolidated financial statements of the Group include the entities listed in the following table:

Group Company Name	Country of incorporation	Year of incorporation	Share Capital	% ownership as of June 30, 2026	% ownership as of December 31, 2025	Nature of business
SEALSQ France SAS	France	2010	EUR 1,473,162	100%	100%	Chip manufacturing, sales & distribution
SEALSQ Japan KK	Japan	2017	JPY 1,000,000	100%	100%	Sales & distribution
SEALSQ France Taiwan Branch	Taiwan	2017	TWD 100,000	100%	100%	Sales & distribution
SEALSQ USA Ltd	U.S.A.	2024	Nil	100%	100%	Sales & distribution
IC’Alps SAS	France	2018	EUR 1,100,000	100%	100%	Custom ASIC design services
Miraex SA	Switzerland	2019	CHF 904,536	100%	-	Photonic integrated circuit (PIC) platform
Wecan Group SA	Switzerland	2017	CHF 304,911	55.52%	31.87%	Blockchain solutions for data quality and compliance in the financial sector

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

Unconsolidated affiliates

As per the table below, as of June 30, 2026, the Group holds two equity investments in an unconsolidated affiliate over which it exercises significant influence, but which are not consolidated because the Group does not control the entities. As detailed in Notes 21 and 22, these investments are accounted for under the equity method of accounting in accordance with ASC 323.

Company Name	% ownership as of June 30, 2026	% ownership as of December 31, 2025	Nature of relationship
Quantix Edge Security S.L.	5.00%	5.00%	Equity method investment
WISeSat.Space Corp	8.08%	8.08%	Equity method investment

Related party transactions and balances

		Receivables as of		Payables as of		Net expenses to		Net income from
		June 30,	December 31,	June 30,	December 31,	in the six months ended June 30,		in the six months ended June 30,
	Related Parties (in USD’000)	2026 (unaudited)	2025	2026 (unaudited)	2025	2026 (unaudited)	2025 (unaudited)	2026 (unaudited)	2025 (unaudited)
1	Carlos Moreira	-	-	-	614	-	-	-	-
2	John O’Hara	-	-	5	4	-	-	-	-
3	Ruma Bose	-	-	-	-	47	125	-	-
4	Cristina Dolan	-	-	-	-	47	136	-	-
5	David Fergusson	-	-	-	14	47	108	-	-
6	Eric Pellaton	-	-	-	-	47	124	-	-
7	Peter Ward	-	-	-	-	-	1,472	-	-
8	Danil Kerimi		-		-	-	27	-	-
9	Hossein Rahnama	-	-	-	-	-	12	-	-
10	Antoine Kohler	-	-	5	-	5	-	-	-
11	WISeKey International Holding AG	14,063	8,107	1,232	1,563	1,136	500	1,326	1,662
12	WISeKey SA	132	81	256	270	191	495	-	-
13	WISeSat. Space AG	4	-	-	-	-	-	-	-
14	WISeCoin AG	-	-	340	347	4	10	-	-
15	Wecan Group SA	-	-	-	-	-	-	63	-
16	SEALCOIN AG	557	468	-	-	-	-	106	80
17	Quantix Edge Security SL	752	-	-	-	-	-	753	-
18	Quobly SAS	1,164	-	-	-	-	-	-	-
19	Related parties of Carlos Moreira	-	-	139	-	401	-	-	-
	Total	16,672	8,656	1,977	2,812	1,925	3,009	2,248	1,742

1.	Carlos Moreira is a member of the Board and the CEO of SEALSQ Corp.

2.	John O’Hara is a member of the Board and the CFO of SEALSQ Corp. A short-term payable to John O’Hara in an amount of USD 4,680 was outstanding as of June 30, 2026, in relation to a tax refund.

3.	Ruma Bose is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the six months ended June 30, 2026, relate to her Board fee.

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

4.	Cristina Dolan is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the six months ended June 30, 2026, relate to her Board fee.

5.	David Fergusson is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the six months ended June 30, 2026, relate to his Board fee.

6.	Eric Pellaton is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the six months ended relate to his Board fee.

7.	Peter Ward is a member of the board of directors of SEALSQ Corp and was the CFO of the Group until January 2024.

8.	Danil Kerimi is a former member of the board of directors of SEALSQ Corp.

9.	Hossein Rahnama is a member of the board of directors of SEALSQ Corp.

10.	Antoine Kohler is a member of the board of directors of Wecan Group SA, subsidiary of the SEALSQ Group. The expenses recorded in the income statement in the six months ended, and the payable balance as of June 30, 2026, relate to his Board fee.

11.	WISeKey International Holding AG has a controlling interest in the SEALSQ Group. WISeKey and its affiliates provide financing and management services, including, but not limited to, sales and marketing, accounting, taxation, business and strategy consulting, marketing, risk management and information technology. These services are centrally recharged by WISeKey International Holding AG. The expenses in relation to WISeKey International Holding AG recorded in the income statement in the six months to June 30, 2026, and the payable balance as of June 30, 2026, relate to interest and the recharge of management services.

SEALSQ provides financing and management services, including, but not limited to, sales and marketing, accounting, finance, legal, taxation, business and strategy consulting, public relations, marketing, risk management and information technology and general management. The income in relation to WISeKey International Holding AG recorded in the income statement in the six months to June 30, 2026, relates to the recharge of management services and the receivable balance as of June 30, 2026, relates to the transfer of the pension liability for employees transferred from WISeKey to SEALSQ, the recharge of management services and advances.

12.	WISeKey SA is part of the group headed by WISeKey International Holding AG (the “WISeKey Group”) and employs supporting staff who work for the SEALSQ Group. The expenses in relation to WISeKey SA recorded in the income statement in the six months to June 30, 2026, and the payable balance as of June 30, 2026, relates to the recharge of employee costs and management services. The payable balance as of June 30, 2026, relates to the transfer of the pension liability for employees transferred from WISeKey SA to SEALSQ, the recharge of management services.

13.	WISeSat.Space AG is part of the WISeKey Group. The receivable balance in relation to WISeSat.Space AG as of June 30, 2026, relate to the transfer of electronic equipment.

14.	WISeCoin AG is part of the WISeKey Group. The expenses in relation to WISeCoin AG recorded in the income statement in the six months ended June 30, 2026, and the payable balance as of, June 30, 2026, relates to the outstanding loan and accrued interest.

15.	Wecan Group SA became a consolidated subsidiary of SEALSQ Corp on June 1, 2026. The income recognized during the five months ended May 31, 2026 relates to services provided to SEALSQ under the token services agreement dated June 28, 2025, which was satisfied on May 31, 2026.

16.	SEALCOIN AG is part of the WISeKey Group. The income in relation to SEALCOIN AG recorded in the income statement in the six months ended, and the receivable balance as of June 30, 2026, relates to services provided by SEALSQ.

17.	Quantix Edge Security S.L. is an equity method investee of the SEALSQ Group. The income recognized during the six months ended June 30, 2026, and the receivable balance as of June 30, 2026, relate to services provided by SEALSQ to Quantix under a statement of work.

18.	Quobly is an unconsolidated related party affiliate of the SEALSQ Group. The receivable balance as of June 30, 2026, relates to a EUR 1.0 million contractual prepayment due under the Joint Cooperation Agreement for future services. The corresponding credit amount was recorded as a contract liability and will be recognized as revenue as the related services are provided under applicable statements of work. See Note 23 for details.

19.	Three immediate family members of Carlos Moreira were employed by SEALSQ Corp in 2026. In line with ASC 850-10-50-5, transactions involving related parties cannot be presumed to be carried out on an arm’s length basis. The aggregate employment remuneration of these three immediate family members amounted to CHF 315,049 (USD 400,780) recorded in the income statement in the six months ended June 30, 2026. As of June 30, 2026, the payable balance due to these related parties was CHF 112,582 (USD 139,051) mostly related to a bonus accrual.

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

Note 42. Subsequent events

OSOP Exercise

After June 30, 2026, under the Rule 10b5-1 trading plan set up by the SEALSQ Group, 45,000 options on ordinary shares were exercised.

WISeSat.Space Subscription Agreement and De-SPAC Timeline Extension

On August 6, 2026, the Group entered into a Subscription Agreement with WISeSat.Space Holdings Corp., the entity that will become the publicly listed parent of WISeSat.Space Corp. upon completion of its previously announced business combination with Columbus Acquisition Corp. (Nasdaq: COLA), under which the Group committed to purchase USD 10 million of WISeSat.Space Holdings Corp. ordinary shares in a private placement. The purchase price per share will equal the redemption price paid to Columbus Acquisition Corp.’s public shareholders who elect to redeem their shares in connection with the business combination. Based on an assumed redemption price of approximately USD 10.66 as of June 30, 2026, the commitment would result in the issuance of approximately 938,086 shares. The subscription is conditioned on, and will close concurrently with, the closing of the business combination. As of the date of this report, the Group has not advanced any funds or recognized any asset in connection with this commitment. The date for completion of the business combination is expected to be on or before October 31, 2026.

Note 43. Impacts of ongoing conflicts and regulatory changes

Impacts of the war in Ukraine

Following the outbreak of the war in Ukraine in late February 2022, several countries imposed sanctions on Russia, Belarus and certain regions in Ukraine. There has been an abrupt change in the geopolitical situation, with significant uncertainty about the duration of the conflict, changing scope of sanctions and retaliation actions including new laws.

The SEALSQ group does not have any operation or customer in Russia, Belarus or Ukraine, and, as such, does not foresee any direct impact of the war on its operations. However, the war has also contributed to an increase in volatility in currency markets, energy prices, raw materials and other input costs, which may impact the Group’s supply chain in the future.

As of June 30, 2026, SEALSQ assessed the consequences of the war for its financial disclosures, including impacts on key judgments and significant estimates, and concluded that no changes were required. SEALSQ will continue to monitor these areas of increased risk for material changes.

Impacts of the Israel–Hamas and U.S./Israel–Iran conflicts

Israel’s declaration of war on Hamas in October 2023 has degraded the geopolitical environment in the region and created uncertainty. On February 28, 2026, the U.S. and Israel launched coordinated strikes against Iran: Iran’s retaliation attacks expanded the conflict beyond just Iran and Israel and have threatened some commercial routes, especially traffic through the Strait of Hormuz.

The SEALSQ group does not have any operation or customer in that region, and, as such, does not foresee any direct impact of these conflicts on its operations. SEALSQ’s supply chain is not dependent on commercial routes through and around the Strait of Hormuz. However, depending on their duration and intensity, these conflicts may adversely affect the global economy, financial markets and the Group’s supply chain in the future.

As of June 30, 2026, and as of the filing date, SEALSQ assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates, and concluded that no changes were required. SEALSQ will continue to monitor these areas of increased risk for material changes.

SEALSQ Corp	Consolidated Financial Statements as of June 30, 2026

Our business could suffer as a result of tariffs and trade sanctions or similar actions

The imposition by the United States of tariffs, sanctions or other restrictions on goods exported from the United States or imported into the United States, or countermeasures imposed in response to such government actions, could adversely affect our operations or our ability to sell our products globally, which could adversely affect our operating results and financial condition. Over the course of 2025 and 2026, U.S. tariff policy has continued to escalate and has proven highly volatile: the U.S. government has imposed a series of new tariffs on goods imported into the United States, courts have invalidated several of them, the administration has responded with successive replacement measures, and non-U.S. governments have responded with their own countermeasures, export controls, and legal challenges.

For example, in January 2026, the United States imposed a 25% tariff under Section 232 of the Trade Expansion Act of 1962 on imports of certain high-performance semiconductor products and derivative parts meeting specified computing-performance and memory-bandwidth thresholds (a category most associated with advanced graphics processing units and AI accelerators), subject to a number of end-use exemptions, including for U.S. data center, research and development, startup, consumer-electronics, industrial, and public-sector uses. This tariff is narrower in scope than the tariff on “all semiconductor chips” the administration had initially proposed in February 2025, but the U.S. Department of Commerce has reserved the right to broaden its scope to additional semiconductor categories following a mid-2026 review. Separately, in February 2026, the U.S. Supreme Court held that the International Emergency Economic Powers Act does not authorize the broad “reciprocal” tariffs the administration had imposed on imports from most U.S. trading partners, and those tariffs have since been invalidated. The administration responded by imposing a new 10% tariff under Section 122 of the Trade Act of 1974 on substantially all imports, which a U.S. trade court likewise found to exceed the government’s statutory authority in May 2026; that tariff expired by its own statutory time limit in July 2026 and has since been followed by new Section 301 tariff actions tied to separate manufacturing-overcapacity and forced-labor investigations covering dozens of countries. As a result of this rapid succession of new tariffs, court rulings, and replacement measures, the future of U.S. tariff policy, and the possibility of further new tariffs and countermeasures, remains highly uncertain.

Although a large amount of our supply chain does not currently directly import products to the United States as we supply to contract manufacturers outside the United States, there is a possibility that any future tariffs may still impact upon our ability to sell our products and to remain competitive in the market. Such escalations in these trade measures may directly impair our business by increasing trade-related costs or disrupting established supply chains and may indirectly impair our business by causing a negative effect on global economic conditions and financial markets. The ultimate impact of these trade measures is uncertain and may be affected by various factors, including whether and when such trade measures are implemented, the timing when such measures may become effective, and the amount, scope, or nature of such trade measures.

As of June 30, 2026, SEALSQ assessed the impact of these uncertainties for its financial disclosures and considered the impacts on key judgments and significant estimates, and concluded that no changes were required. SEALSQ will continue to monitor these areas of increased risk for material changes.